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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of June 11 and June 14, 2004.

Commission File Number 033-74656

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     DOMAN INDUSTRIES LIMITED
                                                  ------------------------------
                                                            (Registrant)

Date June 14, 2004                                By      /s/ P.G. Hosier
                                                     ---------------------------
                                                           (Signature)*
                                                         Philip G. Hosier
                                                      Vice President, Finance

-------------------
* Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                DOMAN INDUSTRIES LIMITED
                                                435 TRUNK ROAD
[DOMAN INDUSTRIES LIMITED LOGO]                 Duncan, BRITISH Columbia
                                                Canada V9L 2P9

                                                Telephone: (250) 748-3711
                                                FACSIMILE: (250) 748-6045

                              N E W S R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

June 11, 2004 - Duncan, British Columbia. Doman Industries Limited ("Doman" or the "Company") announces that in connection with proceedings under the Companies' Creditors Arrangement Act ("CCAA"), the Supreme Court of British Columbia has today issued an order sanctioning the Plan of Compromise and Arrangement (the "Plan"). A copy of the court order and Plan may be obtained by accessing the Company's website at <www.domans.com>. It is anticipated that implementation of the Plan will occur on or about July 26, 2004. To accommodate the implementation of the Plan the stay has been extended to July 31, 2004.

About Doman:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual information form and annual report.

FOR FURTHER INFORMATION CONTACT:    RICK DOMAN 250 748 3711    P.G. HOSIER 604 665 6231.

                            DOMAN INDUSTRIES LIMITED

                                 FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY

            Doman Industries Limited ("Doman" or the "Company")
            3rd Floor, 435 Trunk Road
            Duncan, British Columbia
            V9L 2P9

ITEM 2.     DATE OF MATERIAL CHANGE

            June 4, 2004 in respect of the announcement of the new proposed director of Lumberco.

            June 7, 2004 in respect of the outcome of the affected creditors meeting.

            June 11, 2004 in respect of the sanction order issued by the Court.

ITEM 3.     NEWS RELEASE

            The news release dated June 4, 2004 in respect of the announcement of the new proposed director of Lumberco was disseminated in Vancouver via Canada Newswire on June 4, 2004.

            The news release dated June 7, 2004 in respect of the outcome of the affected creditors meeting was disseminated in Vancouver via Canada Newswire on June 7, 2004.

            The news release dated June 11, 2004 in respect of the sanction order issued by the Court was disseminated in Vancouver via Canada Newswire on June 11, 2004.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            Doman announced on June 4, 2004 that in connection with proceedings under the Companies' Creditors Arrangement Act ("CCAA") and the Plan of Compromise and Arrangement (the "Plan"), that Mr. Lee Doney has been nominated to serve as a Director of Lumberco, the newly incorporated company which will acquire all of the existing lumber assets of Doman under the Plan.

            Doman announced on June 7, 2004 that in connection with proceedings under the CCAA and the meeting of affected creditors held on June 7, 2004 to consider the Plan, the affected creditors have overwhelmingly voted to approve the Plan.

            Doman announced on June 11, 2004 that the Supreme Court of British Columbia issued an order in connection with proceedings under the CCAA sanctioning the Plan.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            Proposed Director of Lumberco

            Doman announced on June 4, 2004 that in connection with proceedings under the CCAA and the Plan, that Mr. Lee Doney has been nominated to serve as a Director of Lumberco, the newly incorporated company which will acquire all of the existing lumber assets of Doman under the Plan. Mr. Doney will join the other seven directors who have already been nominated.

            Lee Doney was Deputy Minister of Skills and Development and Labour for the Provincial Government of British Columbia from June, 2001 until his retirement in April 2004. Born in Duncan, British Columbia, he was a Deputy Minister in the B.C. Government for over 15 years and served in a number of other posts. He brings a wealth of experience from his career in government service including previous responsibilities as Deputy Minister of Forests; Chief Executive Officer of Forest Renewal BC; Interim Chair, Industry Training and Apprenticeship Commission; Chief Executive Officer of the British Columbia Labour Force Development Board; Chairman of the Workers Compensation Board of Governors; Executive Director to the Provincial Round Table on the Environment and the Economy; and, Executive Director for the BC Treaty Commission.

            In addition, the Company announces that it has made certain technical amendments to the Plan that it intends to present to affected creditors at the meeting held to approve the Plan. The technical amendments relate to the disposition of the Port Alice pulp mill. They also amend the definitions of Restricted Group and Standby Purchasers. Blackline pages of the Plan showing the technical amendments made to the Plan are attached hereto as Schedule A. The meeting of affected creditors to approve the Plan will be held on June 7, 2004.

            The Company also announces that KPMG Inc., the Monitor appointed by the Supreme Court of British Columbia under the CCAA has filed with the Court its 22nd report dated June 2, 2004. The Monitor's report, a copy of which may be obtained by accessing the Company's website
            <www.domans.com> or the Monitor's website <www.kpmg.ca/doman>, contains selected unaudited financial information and information in connection with the meeting of affected creditors.

            Affected Creditors Meeting

            Doman announced on June 7, 2004 that in connection with proceedings under the CCAA and the meeting of affected creditors held on June 7, 2004 to consider the Plan, the affected creditors have overwhelmingly voted to approve the Plan. KPMG Inc., the Monitor, has confirmed that approximately 97.75% of the number of affected creditors that voted at the meeting, holding approximately 99.98% of the total value of the claims, voted to approve the Plan. A copy of the Plan may be obtained by accessing the Company's website at
            <www.domans.com>.

            The Plan that was approved contained some additional minor technical amendments to the Plan that were presented to affected creditors at the meeting. Blackline pages of the Plan showing the additional technical amendments made to the Plan are attached hereto as Schedule A.

            Sanction Order

            Doman announced on June 11, 2004 that in connection with proceedings under the CCAA, the Supreme Court of British Columbia issued an order sanctioning the Plan. A copy of the Plan may be obtained by accessing the Company's website at <www.domans.com>. A copy of the court order is attached hereto as Schedule B. It is anticipated that implementation of the Plan will occur on or about July 26, 2004. To accommodate the implementation of the Plan the stay has been extended to July 31, 2004.

            This document contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual information form and annual report.

ITEM 6.     RELIANCE ON 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

            Not applicable.

ITEM 7.     OMITTED INFORMATION

            Not applicable.

ITEM 8.     EXECUTIVE OFFICER

            The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

            Philip G. Hosier,
            Vice President, Finance
            (604) 665-6200

ITEM 9.     DATE OF REPORT

            June 10, 2004.

                                             DOMAN INDUSTRIES LIMITED

                                             By:       "P.G. HOSIER"
                                                 -------------------------------
                                                 Name:  Philip G. Hosier
                                                 Title: Vice President, Finance

                                  Schedule "A"

      "INTERCOMPANY CLAIM" means a Claim of any of the Doman Entities against any one or more of the other Doman Entities in relation to inter-corporate advances or any other obligation.

      "LUMBERCO" means a corporation to be formed pursuant to the CBCA for the purpose of holding the Lumber Assets and Pulpco Shares.

      "LUMBER ASSETS" means all of the businesses and assets of the Doman Entities other than the Pulp Assets [and the Port Alice Assets,] [the previous bracketed text has been inserted] including without limitation: all forest licences; all tree farm licences; all timber licences; all logging camps; all log sorting yards; all logging equipment; trucks and other vehicles; all lumber and timber harvesting and processing facilities and sawmills and equipment related thereto; all lumber and timber inventories and work in progress; and all working capital related thereto.

      "LUMBER COMPANIES" means the Doman Entities (other than the Pulp Companies) to the extent that they hold Lumber Assets.

      "LUMBERCO SECURED BONDS" means the secured bonds to be issued by Lumberco pursuant to the Private Placement, the exercise of the Warrants and the Standby Commitment, which bonds will have the attributes set out in the Lumberco Secured Bonds Term Sheet.

      "LUMBERCO SECURED BONDS TERM SHEET" means the term sheet summarizing the principal terms and conditions applicable to the Lumberco Secured Bonds, a copy of which is attached to this Plan as Schedule "A".

      "LUMBERCO SHARES" means the common shares of Lumberco to be distributed pursuant to this Plan.

      "MEETING" means the meeting of the Affected Creditors to be called pursuant to the CCAA for the purpose of considering and voting in respect of this Plan.

      "MEETING DATE" means the date on which the Meeting shall be held pursuant to the Meeting Order.

      "MEETING ORDER" means the Order of the Court dated April 30, 2004 calling the Meeting to consider and vote on the Plan and setting out, inter alia, the voting process for Affected Creditors.

      "MLIM FUNDS" means Merrill Lynch Bond Fund, Inc. - High Income Portfolio, Merrill Lynch Variable Series Fund, Inc. - Merrill Lynch High Current Income Fund, Merrill Lynch Series Funds, Inc. - High Yield Portfolio, Corporate High Yield Fund, Inc., Corporate High Yield Fund III, Inc., Master U.S. High Yield Trust, Merrill Lynch World Income Fund, Inc. and Corporate High Yield Fund V, Inc. being, mutual funds which hold Unsecured Notes.

      "MLIM PRIVATE PLACEMENT PURCHASERS" means Debt Strategies Fund, Inc., Merrill Lynch Global Investment Series - Income Strategies Portfolio, Merrill Lynch Bond

      Fund, Inc. - High Income Portfolio, Master U.S. High Yield Trust, Corporate High Yield Fund, Inc., [Merrill Lynch World Income Fund, Inc.,] [the previous bracketed text has been inserted] Corporate High Yield Fund V, Inc, Corporate High Yield Fund VI, Inc. and Floating Rate Income Strategies Fund, Inc.

      "MONITOR" means KPMG Inc., in its capacity as court-appointed Monitor pursuant to the Initial Order, and any successor thereof.

      "New CLAIMS BAR DATE" means May 25, 2004, or such later date as the Court may set.

      "ORDER" means any order of the Court in the CCAA Proceedings.

      "PERSONS" includes each and every person, firm, partnership, association, organization, corporation, trust, fund or entity wherever situate or domiciled and any Governmental Authority in Canada, the United States or elsewhere.

      "PLAN" means this Plan of Compromise and Arrangement filed by the Doman Entities under the CCAA and Reorganization pursuant to section 191 of the CBCA, as such Plan may be amended, varied or supplemented by the Doman Entities from time to time in accordance with the terms hereof.

      "PLAN FILING DATE" means the date on which this Plan is filed with the Court in the CCAA Proceedings.

      "PLAN IMPLEMENTATION DATE" means a Business Day on which the Monitor has filed with the Court a certificate pursuant to SECTION 8.5 stating that all conditions precedent to implementation of this Plan set forth in
      SECTION 8.4 have been satisfied or waived, which will not be earlier than July 1, 2004 or later than July 31, 2004 unless otherwise ordered by the Court and not objected to by the Restricted Group.

      "PORT ALICE ASSETS" means [all of the real property, plant and fixtures used in or connected with the operation of the Port Alice Mill] [the previous bracketed text has been deleted] [(i) all assets sold or transferred pursuant to an agreement of purchase and sale with respect to the operations at the Port Alice Mill as approved by the Court and not objected to by the Restricted Group, and (ii) any property, plant and fixtures] [the previous bracketed text has been inserted] (but for greater certainty [does not include] [the previous bracketed text has been deleted] [excluding] [the previous bracketed text has been inserted] working capital, moveable equipment, work in progress or merchantable inventory) [used in or connected with the operation of the Port Alice Mill remaining after any such sale.] [the previous bracketed text has been inserted]

      "PORT ALICE MILL" means the pulp production facility located at Port Alice, British Columbia and [currently owned] [the previous bracketed text has been deleted] [formerly operated] [the previous bracketed text has been inserted] by WPI and WPLP.

      "POST FILING CLAIM" means any Claim of any Person against the Doman Entities, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Doman Entities with respect to any matter, action, cause or chose in action arising from or caused by any action taken by the Doman Entities from and after the Filing Date, but excluding any right or claims arising from the termination or repudiation (whether by way of express action on the part of the Doman Entities or pursuant to orders of the Court) of any executory agreements or obligations in existence as at the Filing Date and terminated or repudiated on or prior to May 14, 2004, and

      "PULPCO SHARES" means the outstanding common shares of Pulpco, as at the Plan Implementation Date or any prior time.

      "QUADRANGLE" means [Quadrangle Group LLC] [the previous bracketed text has been deleted] [collectively QDRF Master Ltd., Quadrangle Debt Opportunities Fund L.P. and Quadrangle Debt Recovery Income Fund L.P.] [the previous bracketed text has been inserted]

      "RELATED" with respect to any two or more Persons means: (1) a parent, subsidiary or an affiliate of a corporation or two or more corporations that are affiliates of one another; (2) a Person or group of Persons that controls or is controlled by another Person or group of Persons; (3) the partners of a partnership or a limited partnership; (4) mutual funds or investment funds managed or administered by the same Person or group of Persons; or (5) a trustee and a beneficiary of any trust or Persons who are beneficiaries of the same trust.

      "RELATED GROUP" means a group of Persons, each member of which is Related to every other member of the group.

      ["RESTRICTED GROUP" means the informal group of noteholders (comprised of certain Unsecured Noteholders and Tricap, who have executed confidentiality agreements with DIL that have not expired) established to help negotiate the terms of a financial and corporate restructuring with the Doman Entities.] [the previous bracketed text has been deleted]

      ["RESTRICTED GROUP" means Tricap, MLIM Private Placement Purchasers, Quadrangle and Amaranth.] [the previous bracketed text has been inserted]

      "REVISED CLAIMS PROCESS ORDER" means the Order of the Court made on April 6, 2004, which amends and supercedes the Order of the Court made on February 21, 2003 in the CCAA Proceedings, and which confirms the procedure for determining the Claims of Affected Creditors.

      "SANCTION ORDER" means the Order proposed to be made in the CCAA Proceedings, among other things, to sanction this Plan and direct the completion of certain related corporate and financing transactions, as such Order may be amended, varied or modified by the Court from time to time.

      "SECURED CLAIMS" means all Claims of Creditors that are secured by a security interest validly charging or encumbering assets of any of the Doman Entities (including Claims of Equipment Lessors in respect of equipment leases which create security interests) but excluding any Claims which may be secured by the Administrative Charge or the Directors' Charge pursuant to the Initial Order.

      "SECURED CREDITOR" means any Creditor holding a Secured Claim with respect to, and to the extent of such Secured Claim, and includes the Secured Noteholders, Equipment Lessors and the Working Capital Lender with respect to and to the extent of their Secured Claims.

      "SECURED NOTEHOLDERS" means, collectively, the holders of the Secured
      Notes.

      (c) In the event that any holder of Existing Doman Equity including, without restriction, an Existing Doman Shareholder takes any action to challenge, delay or otherwise hinder the sanctioning of this Plan by the Court and:

            (i) the Order contemplated in subparagraph 3.5(b) has not been made by the Court prior to the Meeting Date; or

            (ii) in the event that said Order has been made and appealed from, such appeal has not been finally dismissed by June 10, 2004;

      Lumberco will not issue the Class C Warrants to the Existing Doman Shareholders and the Class C Warrants shall be cancelled. Existing Doman Shareholders who are U.S. residents will not be entitled to receive Class C Warrants unless they provide Lumberco evidence satisfactory to Lumberco that they are "accredited investors" and that they are eligible to receive and exercise Class C Warrants without registration under the U.S. Securities Act or applicable state law.

3.6   LUMBERCO BOARD OF DIRECTORS

      The board of directors of Lumberco will initially consist of the following eight members, one of which will be the Chief Executive Officer of Lumberco:

      James D. Arthurs

      Derek Brown

      Rick Doman

      Peter Gordon

      John Lacey

      John McIntyre

      John Newman

      [one director to be named before the Meeting by the Restricted Group and communicated by Doman by press release] [the previous bracketed text has been deleted] [Lee Doney] [the previous bracketed text has been inserted]

      The initial board of directors of Lumberco (including its Chair) will hold office until the close of the first annual meeting of the shareholders of Lumberco following the Plan Implementation Date. Not less than 25% of the members of the board of directors of Lumberco will be resident Canadians, in accordance with the CBCA. One or more of the above individuals may be substituted for on or before the Meeting Date with another individual or individuals acceptable to the Restricted Group.

3.7   PULPCO BOARD OF DIRECTORS

      The board of directors of Pulpco shall be constituted on or before the Plan Implementation Date in consultation with the proposed board of directors of Lumberco. Not less than 25% of the members of the board of directors of Pulpco will be resident Canadians.

      other than Transferred Obligations). DFPL uses the cash proceeds to pay down the DFPL debt acquired by Lumberco from DIL. Once again, this will leave Lumberco with cash of US $210 million.

8. Lumberco acquires all of the property and assets of WPLP, WPI and WFPL other than the Squamish pulp mill, the Port Alice Assets, and the interests held by WPI and WFPL in WPLP. Acquired property and assets will include, among other things, all solid wood assets, the benefit of all litigation pertaining to timber tenures and other forms of fiber supply, and all merchantable inventory, working capital and tangible personal property owned by WPLP, WPI and WFPL, for cash equal to the fair market value of the transferred assets. WPLP uses the cash proceeds to pay down the debt owed by WPLP to DFPL. DFPL uses the cash proceeds to pay the Retained DFPL Debt. The intended result after the completion of steps 6 through 8 is that DFPL will have paid down the DFPL debt held by Lumberco in an amount equal to the fair market value of the assets acquired by Lumberco from DFPL and WPLP, less the amount of the Retained DFPL Debt, and will have cash equal to the Retained DFPL Debt. DFPL then pays the Retained DFPL Debt and DIL uses the cash received to retire the Secured Notes and pay the DIL exit costs.

9. All of the Doman Entities transfer to Lumberco their respective interests in any other property and assets not otherwise dealt with in this Schedule (free and clear of claims of their creditors, other than Transferred Obligations) for nominal consideration.

10. DIL incorporates a wholly-owned subsidiary ("New GP"). WPI and WFPL assign their 0.05% general partner interests in WPLP to New GP. WPI also assigns to New GP its legal interest in [all] [the previous bracketed text has been deleted] the Port Alice Assets [not sold or transferred pursuant to an agreement of purchase and sale, as approved by the Court.] [the previous bracketed text has been inserted]

11. The shares of all subsidiaries of DFPL are transferred by DFPL to DIL for nominal consideration.

12. DIL transfers the common shares of DFPL to Lumberco for nominal consideration.

13.   DIL pays out the Secured Notes and funds its exit costs.

14. DIL distributes the Lumberco Shares to the Affected Creditors in accordance with the Plan.

15. The preferred shares of DFPL held by WFPL will be cancelled for no consideration and the preferred shares of WFPL held by DFPL will be cancelled for no consideration.

                                  Schedule "B"

                                                                     No. L023489
                                                              Vancouver Registry

                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT
                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT
                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT
                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT
                              R.S.B.C. 1996, c. 348

                                       AND

       IN THE MATTER OF DOMAN INDUSTRIES LIMITED, ALPINE PROJECTS LIMITED,
          DIAMOND LUMBER SALES LIMITED, DOMAN FOREST PRODUCTS LIMITED,
             DOMAN'S FREIGHTWAYS LTD., DOMAN HOLDINGS LIMITED, DOMAN
    INVESTMENTS LIMITED, DOMAN LOG SUPPLY LTD., DOMAN - WESTERN LUMBER LTD.,
            EACOM TIMBER SALES LTD., WESTERN FOREST PRODUCTS LIMITED,
        WESTERN PULP INC., WESTERN PULP LIMITED PARTNERSHIP, and QUATSINO
                           NAVIGATION COMPANY LIMITED

                                                                     PETITIONERS

                                 SANCTION ORDER

      BEFORE THE HONOURABLE          )     FRIDAY  THE  11th  DAY
                                     )
      MR JUSTICE TYSOE               )     OF  JUNE, 2004

            UPON THE APPLICATION of the Petitioners coming on for hearing at Vancouver, British Columbia on this date; AND ON HEARING Michael A. Fitch, Q.C. of counsel for the Petitioners and those other counsel listed in Schedule "A" to this Order; AND UPON READING Affidavit #23 of Phil Hosier and Affidavit #1 of Peter Gibson, both sworn on June 8, 2004 and filed, Affidavit #1 of Joseph Lumsdon sworn June 1, 2004 and filed, Affidavit #1 of Tanya Enkelman sworn May 28, 2004 and filed, Affidavit #1 of Robert Muir sworn June 2, 2004 and filed, Affidavit #1 of Louise Prince sworn June 1, 2004 and filed, Affidavit #2 of Kibben Jackson affirmed May 28, 2004 and filed, Affidavit #1 of Anthony Tillman sworn June 8, 2004 and filed, Affidavit #3 of Herb Gill sworn June 7, 2004 and filed, Affidavit #4 of Daune Johns sworn May 20, 2004 and filed, Affidavit #1 of Alison Oxtoby sworn June 11, 2004 and filed and Affidavit #1 of Georald Ingborg sworn on June 8, 2004 and filed; AND pursuant to the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the "CCAA"), the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the "CBCA"), the Company Act, R.S.B.C. 1996, c. 62 (the "BCCA"), the Partnership Act, R.S.B.C. 1996, c. 348, the Land Title Act, R.S.B.C. 1996, c. 250 and the inherent jurisdiction of this Honourable Court; AND UPON READING the pleadings and proceedings had and taken herein and other material provided, which, among other things, advise this Court that the findings of fairness as to the treatment of the Affected Creditors under, and in connection with (but prior to) the approval of the Plan of Arrangement will be, in part, the basis for the Petitioners' and Lumberco's reliance upon an exemption from registration under the United States Securities Act of 1933, as amended, of certain securities to be issued to the Affected Creditors under the Plan of Arrangement; AND UPON SERVICE to all parties of record in this proceeding:

THIS COURT ORDERS AND DECLARES THAT:

Extension of Stay of Proceedings

1. The stay of proceedings provided for in paragraph 24 of the Confirmation Order pronounced on December 6, 2002 and subsequently extended by subsequent Orders of this Court is further extended to 11:59 p.m. (Vancouver time) on the earlier of the Stay Termination Date or July 31, 2004, whereupon unless subsequently extended by Court Order, the Stay of Proceedings will automatically terminate without further Order of this Court.

Plan Approval

2. Terms not otherwise defined in this Order shall have the same meanings as attributed thereto in the Plan of Arrangement (the "Plan"). All references to the Plan in this Order shall mean the amended version of the Plan which was presented to the Meeting of Affected Creditors held on June 7, 2004, a copy of which is attached as Exhibit "A" to Affidavit #23 of Phil Hosier. All references to Lumberco in this Order shall mean 4204247 Canada Inc., whose name will be changed to Western Forest Products Inc. prior to the Plan Implementation Date. All references to Pulpco in this Order shall mean 4204255 Canada Inc., whose name will be changed to Western Pulp Limited prior to the Plan Implementation Date.

3. Affidavit material having been filed on behalf of the Petitioners confirming that the Meeting Materials, the Registered Noteholders Meeting Materials, the Unregistered Noteholders Meeting Materials and the Notice to First Nations (as those terms are defined or referenced in the Meeting Order) were duly sent or delivered to each Affected Creditor or First Nation substantially in accordance with the Meeting Order, and notice to Affected Creditors of this application having been included with the Meeting Materials, the Registered Noteholders Meeting Materials and the Unregistered Noteholders Meeting Materials, the Meeting of the Affected Creditors was duly convened and held pursuant to the CCAA, and the Orders of this Court.

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                                       3

4. The requisite percentages of Creditors in the Class of Creditors created under the Plan have voted to approve the Plan in conformity with section 6 of the CCAA.

5. The Plan is fair and reasonable and is hereby sanctioned and approved pursuant to sections 6 and 7 of the CCAA and section 191 of the CBCA and, upon implementation of the Plan in accordance with its terms and this Order, the Plan, including all compromises, releases, arrangements and terms effected by the Plan, will be binding upon the Petitioners, Lumberco, Pulpco, the Affected Creditors and all other Persons and their respective successors and assigns in accordance with the terms of the Plan, and the Petitioners and all other Released Parties will thereupon be released and discharged from all Affected Claims and any and all indebtedness, obligations and liabilities, to the extent provided under the Plan and this Order.

U.S. Securities Act Exemptions - Findings of Fairness

6. Having conducted a hearing in respect of the matter and prior to this Court's approval of the Plan, this Court finds and holds that the terms and conditions of the issuance and exchange of the Lumberco Shares and Warrants to and with the Affected Creditors in exchange for, and in full and final satisfaction of, the Claims held by the Affected Creditors are substantively and procedurally fair to the Affected Creditors and such issuance and exchange is hereby approved. In so finding and holding, this Court declares that:

      (a) the within hearing was open to all of the Affected Creditors and, on or before May 14, 2004, adequate notice thereof was timely transmitted to all of the Affected Creditors; and

      (b) the Affected Creditors had a meaningful opportunity to be heard at the within hearing and there were no impediments to the ability of any Affected Creditor to be heard.

Plan Implementation

7. Upon the Plan Implementation Date, the following persons shall be appointed directors of Lumberco pursuant to section 3.6 of the Plan and section 191(3)(b) of the CBCA and shall hold office until the close of the first annual meeting of the shareholders of Lumberco following the Plan Implementation Date, subject to the by-laws of Lumberco and the CBCA:

      (a)   James D. Arthurs;

      (b)   Derek Brown;

      (c)   Rick Doman;

      (d)   Peter Gordon;

      (e)   John Lacey;

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                                       4

      (f)   John McIntyre;

      (g)   John Newman; and

      (h)   Lee Doney.

8. The Distribution Record Date for determining those Affected Creditors entitled to receive a Distribution pursuant to the Plan shall be: (i) June 4, 2004 in respect of the Affected Creditors entitled to receive cash pursuant to validly deposited Elections to Receive Cash; (ii) the Warrant Record Date in respect of the Affected Creditors entitled to receive Warrants; and (iii) two (2) Business Days prior to the Plan Implementation Date in respect of the Affected Creditors entitled to receive Lumberco Shares from the Affected Creditors Share Pool pursuant to the Plan.

9. The Petitioners, Lumberco, Pulpco and the Monitor are hereby authorized and directed to take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases and other agreements or documents to be created in connection with the Plan and/or implementing or giving effect to the Plan, including, without limitation, all of the corporate and financial transactions contemplated under the Plan, the Secured Bonds Term Sheet, the Pulpco Note, the Pulpco Security Interest, the Warrants and all such transactions, once completed, shall be effective in the sequential order and, where applicable, as of the times contemplated by the Plan and shall be authorized and approved in all respects and for all purposes without requirement for any further action by the shareholders, directors or officers of Lumberco, Pulpco or any of the Petitioners.

10. The transactions, distributions, compromises, releases, waivers and the reorganizations effected under the Plan are binding and, once completed, are hereby deemed to have been effected in the sequential order contemplated by Section 8.1 of the Plan.

11. Without limiting the provisions of the Meeting Order and the Revised Claims Process Order:

      (a) any Creditor that did not receive a Proof of Claim Package, or any Creditor that received a Proof of Claim Package but did not file a Proof of Claim in accordance with the provisions of the Revised Claims Process Order, is hereby forever barred from making any Claim against the Petitioners and shall not be entitled to any distribution under the Plan and any such Creditor's Claim is hereby forever extinguished; and

      (b) any Creditor that received a Notice of Disallowance and that did not file a Notice of Objection in accordance with the provisions of the Revised Claims Process Order is hereby forever barred from proving a Claim except for such Creditor's Affected Claim as set forth in the Notice of Disallowance delivered to such Creditor.

12. The Lumberco Shares, once issued pursuant to the Plan, are hereby declared to have been validly issued and will be outstanding as fully paid and non-assessable as of the Plan

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                                       5

      Implementation Date, and the stated capital of such Lumberco Shares is hereby set at the full amount of the consideration received by Lumberco from the issuance of such Lumberco Shares pursuant to the Plan.

13. The Unsecured Notes and the trust indentures with respect to the Unsecured Notes shall be discharged and cancelled without any further action on the part of the Petitioners, Lumberco, Pulpco or the Indenture Trustee and all rights of the holders of Unsecured Notes shall be forever extinguished upon the later of: (a) the distribution of Lumberco Shares and Warrants,
      (b) the distribution of cash pursuant to validly deposited Elections to Receive Cash, and (c) the time immediately after the transactions set out in steps 1 to 12 of Schedule "B" to the Plan have been completed and become effective, all as contemplated under the Plan.

14. Effective upon the Plan Implementation Date, and upon payment of the full principal amount of the Secured Notes, all unpaid interest applicable to the Secured Notes, including all overdue and accrued but unpaid interest as at the Plan Implementation Date and all costs reimbursable or otherwise payable to the Secured Notes Trustee in accordance with the provisions of the indenture governing the Secured Notes, any registration against the property and assets of the Petitioners in respect of the Secured Notes in any Land Title Office, Personal Property Registry or any other registry or place where any lien, charge or encumbrance of any kind may be registered or recorded (collectively "Registries" and individually each a "Registry"), be and is hereby expunged, removed and discharged and the Registrar of Land Titles, and all other persons in control of any Registry, shall forthwith remove, discharge and deregister any registration against the property and assets of the Petitioners in respect of the Secured Notes forthwith following receipt by such Person(s) of:

      (a) a Court certified copy of this Order, or a facsimile version, or a photocopy of a facsimile version, of a Court certified copy of this Order; and

      (b) a letter from Fasken Martineau DuMoulin LLP (copied to counsel to the Secured Notes Trustee) to the Registrar of Land Titles, or other Person in control of any Registry confirming payment of all amounts owed pursuant to the Secured Notes being made to the Secured Notes Trustee and authorizing the registration of this Order in such Registry.

Vesting of Assets

15. The Petitioners are hereby authorized and directed to assign and transfer the Transferred Obligations and the Lumber Assets and Pulp Assets to Lumberco and Pulpco, respectively and in accordance with the terms of the Plan, and, upon such assignment and transfer, the Lumber Assets and the Pulp Assets shall be vested in Lumberco and Pulpco, respectively, free and clear of all Claims, liabilities or encumbrances except for the Transferred Obligations. In accordance with the foregoing, effective on the Plan Implementation Date, all executory contracts, security agreements and other contractual relationships to which any one or more of the Petitioners is a party and which constitute Transferred Obligations shall be assigned, transferred to and assumed by Lumberco or

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                                       6

      Pulpco and the need for the approval or consent of the other parties to the transfer, assignment and assumption of such executory contracts, security agreements and other contractual relationships, if required, is hereby dispensed with. Notwithstanding the timing of the registration of this Order with a Registry or a Land Title Office as contemplated by paragraphs 16 through 21 of this Order, the assignment and transfer of the Transferred Obligations and the Lumber Assets and Pulp Assets will, effective upon the Plan Implementation Date, be deemed to have taken place in the order set out in Schedule "B" to the Plan.

16. Upon registration at the relevant Registry of a Court certified copy of this Order, or a facsimile version, or a photocopy of a facsimile version, of a Court certified copy of this Order, together with a letter from Fasken Martineau DuMoulin LLP to such Registry:

      (a)   authorizing the registration of this Order in such Registry;

      (b) identifying, with sufficient particularity for the purposes of the relevant Registry, the Lumber Asset or the Pulp Asset to be transferred;

      (c) identifying the party to whom the Lumber Asset or Pulp Asset is to be transferred; and

      (d) identifying the charges that constitute Transferred Obligations and that are to remain registered against title to or with respect to the Lumber Asset or Pulp Asset to be transferred,

      all of the right, title and interest of the Petitioners and each of them in and to the Lumber Asset or Pulp Asset identified in such letter (apart from the Lumberco Lands and the Pulpco Lands as defined below) shall be transferred to and vest in Lumberco or Pulpco, as the case may be and in accordance with such letter, as registered owner without further instrument of transfer or discharge, free and clear of all right, title, interest, encumbrances, liens, charges and equities of redemption of the Petitioners and all persons claiming by, through or under them or any of them, including without limitation all persons who are bound by Orders granted in these proceedings, and their respective heirs, executors, administrators, successors and assigns, but subject to the registered charges that constitute Transferred Obligations as identified by Fasken Martineau DuMoulin LLP in their letter to the relevant Registry.

17. Upon registration at the relevant Land Title Office of a Court certified copy of this Order together with a letter from Fasken Martineau DuMoulin LLP to the Registrar of Titles at such Land Title Office authorizing the registration of this Order in such Land Title Office, all of the right, title and interest of those Petitioners listed in Schedule "B" to this Order in and to those certain parcels or tracts of lands and premises listed in Schedule "B" (hereinafter collectively described as the "Lumberco Lands") shall be transferred to and vest in Lumberco as registered owner in fee simple, without further instrument of transfer or discharge, free and clear of all right, title, interest, encumbrances, liens, charges and equities of redemption of the Petitioners and all persons claiming by, through or under them or any of them, including without limitation all persons who are bound by

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                                       7

      Orders granted in these proceedings, and their respective heirs, executors, administrators, successors and assigns, but subject to the provisos, reservations and conditions contained in the original Crown Grant thereof and subject to the registered encumbrances with respect to the Lumberco Lands as at June 11, 2004, including all certificates of pending litigation registered against the Lumberco Lands as set forth in Schedule "B", and for the purposes of this paragraph and paragraph 19 this Court directs the Registrar of the relevant Land Title Office to register an indefeasible title in favour of Lumberco in and to the Lumberco Lands and the Lumberco Transferred Charges (as defined in paragraph 19) and declares that it has been proved to the satisfaction of the Court on investigation that the title of Lumberco in and to the Lumberco Lands and the Lumberco Transferred Charges is a good safe holding and marketable title.

18. Upon registration at the relevant Land Title Office of a Court certified copy of this Order together with a letter from Fasken Martineau DuMoulin LLP to the Registrar of Titles at such Land Title Office authorizing the registration of this Order in such Land Title Office, all of the right, title and interest of those Petitioners listed in Schedule "C" to this Order in and to those certain parcels or tracts of lands and premises listed in Schedule "C" (hereinafter collectively described as the "Pulpco Lands") shall be transferred to and vest in Pulpco as registered owner in fee simple, without further instrument of transfer or discharge, free and clear of all right, title, interest, encumbrances, liens, charges and equities of redemption of the Petitioners and all persons claiming by, through or under them or any of them, including without limitation all persons who are bound by Orders granted in these proceedings, and their respective heirs, executors, administrators, successors and assigns, but subject to the provisos, reservations and conditions contained in the original Crown Grant thereof and subject to the registered encumbrances with respect to the Pulpco Lands as at June 11, 2004, including all certificates of pending litigation registered against the Pulpco Lands as set forth in Schedule "B", and for the purposes of this paragraph and paragraph 20 this Court directs the Registrar of the relevant Land Title Office to register an indefeasible title in favour of Pulpco in and to the Pulpco Lands and the Pulpco Transferred Charges (as defined in paragraph
      20) and declares that it has been proved to the satisfaction of the Court on investigation that the title of Pulpco in and to the Pulpco Lands and the Pulpco Transferred Charges is a good safe holding and marketable title.

19. Upon registration at the relevant Land Title Office of a Court certified copy of this Order together with a letter from Fasken Martineau DuMoulin LLP to the Registrar of Titles at such Land Title Office authorizing the registration of this Order in such Land Title Office and together with such consents as may be required to transfer any of the Lumberco Transferred Charges as defined below in accordance with their terms, all of the right, title and interest of those Petitioners listed in Schedule "D" to this Order (whether listed by their names as they appear in the records of the Land Title Office as the registered owners of the Lumberco Transferred Charges (as defined below) or by their names as at the date of this Order) in and to those certain charges and encumbrances identified in Schedule "D" (hereinafter collectively described as the "Lumberco Transferred Charges") shall be transferred to and vest in Lumberco as registered owner of the Lumberco Transferred Charges, without further instrument of transfer or discharge, free and clear of all right, title, interest, encumbrances, liens, charges and equities of redemption of the Petitioners

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                                       8

      and all persons claiming by, through or under them or any of them, including without limitation all persons who are bound by Orders granted in these proceedings, and their respective heirs, executors, administrators, successors and assigns, but subject to the encumbrances, if any, registered at the Land Title Office against the Lumberco Transferred Charges as at June 11, 2004.

20. Upon registration at the relevant Land Title Office of a Court certified copy of this Order together with a letter from Fasken Martineau DuMoulin LLP to the Registrar of Titles at such Land Title Office authorizing the registration of this Order in such Land Title Office and together with such consents as may be required to transfer any of the Pulpco Transferred Charges as defined in accordance with their terms, all of the right, title and interest of those Petitioners listed in Schedule "E" to this Order (whether listed by their names as they appear in the records of the Land Title Office as the registered owners of the Pulpco Transferred Charges (as defined below) or by their names as at the date of this Order) in and to those certain charges and encumbrances identified in Schedule "E" (hereinafter collectively described as the "Pulpco Transferred Charges") shall be transferred to and vest in Pulpco as registered owner of the Pulpco Transferred Charges, without further instrument of transfer or discharge, free and clear of all right, title, interest, encumbrances, liens, charges and equities of redemption of the Petitioners and all persons claiming by, through or under them or any of them, including without limitation all persons who are bound by Orders granted in these proceedings, and their respective heirs, executors, administrators, successors and assigns, but subject to the encumbrances, if any, registered at the Land Title Office against the Pulpco Transferred Charges as at June 11, 2004.

21. Upon this Order being submitted for registration at the relevant Land Title Office, the Petitioners and all persons claiming by, through or under them or any of them shall deliver up vacant possession of the Lumberco Lands and the Pulpco Lands to Lumberco and Pulpco, respectively.

22. If, subsequent to the Plan Implementation Date, it is necessary for the Petitioners to execute any documents necessary to effect the assignment or transfer of the Transferred Obligations, Lumber Assets and Pulp Assets to Lumberco and/or Pulpco and there is no person authorized to execute such documents on behalf of the relevant Petitioners, the Monitor is hereby authorized to execute such documents on behalf of any of the Petitioners and such execution, if necessary, is hereby deemed effective for all purposes, provided that no such delay will have the effect of changing the deemed sequence of the asset transfers contemplated by Schedule "B" of the Plan.

Warrants

23. The right to receive and exercise the Warrants pursuant to the Plan shall be effective immediately upon the pronouncement of this Order.

24. The Warrant Record Date for determining Affected Creditors entitled to receive Warrants pursuant to the Plan and this Order shall be the earlier of:

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                                       9

      (a)   June 25, 2004; and

      (b) the date that is five (5) Business Days following the date on which the Petitioners and Lumberco have received written notice that all regulatory approvals and filings necessary for the distribution of the Warrants have been made and granted, or shall be such other date as may be agreed between the Petitioners, Lumberco and the Restricted Group.

25.   On the Warrant Record Date:

      (a) the Monitor shall request the Indenture Trustee to provide to the Monitor, Lumberco and the Petitioners a list (the "Registered Noteholder List") of all Persons who are shown on the register of the Indenture Trustee as the registered holders of Unsecured Notes ("Registered Noteholders") and their respective addresses; and

      (b) the Monitor shall request from the Indenture Trustee a list (the "Participant Holders List") maintained by DTC as of the Warrant Record Date of all participant holders ("Participant Holders") that hold Unsecured Notes on behalf of beneficial owners of Unsecured Notes ("Unregistered Noteholders") through the facilities of DTC and deliver the Participant Holders List to the Petitioners, Lumberco and the Indenture Trustee.

26. On the Warrant Record Date or as soon as practicable thereafter, Lumberco will provide a direction to The Bank of New York, as warrant agent (the "Warrant Agent"), instructing it to register specified numbers of Warrants in the names of the Registered Noteholders (including DTC) and the other Affected Creditors entitled to receive Warrants pursuant to the Plan (other than the Unregistered Noteholders), and upon the registration of Warrants in accordance with such direction the distribution of Warrants will be deemed to have been effected in accordance with the Plan.

27. As soon as practicable following the Warrant Record Date, Lumberco will send, through the Warrant Agent, by mail, courier, fax or other electronic means, to each of the Registered Warrantholders (including DTC), materials consisting of all or some of the following items (collectively, the "Warrant Materials"): (i) a letter outlining, in general terms, the terms and conditions of the Warrants and the process for exercise; (ii) one or more warrant certificates evidencing the Warrants being issued ("Warrant Certificates"); (iii) one or more exercise forms (which, at the option of Lumberco, may form part of the Warrant Certificates) which will require the Persons completing such forms to provide certification, or other evidence satisfactory to Lumberco, regarding their eligibility to exercise Warrants under applicable securities laws; and (iv) such other documents, instruments, certificates or questionnaires as may be appropriate or desirable in the circumstances.

28. All documents, payments and other items required for a valid exercise of Warrants must be received by the Warrant Agent prior to the Warrant Expiry Time.

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                                       10

29. Notwithstanding any provision of the Plan or any other Order of this Court, none of Lumberco, any of the Petitioners or the Warrant Agent shall have any liability or obligation in respect of distributions of Warrants under the Plan to Participant Holders or to Unregistered Noteholders holding their Unsecured Notes through DTC or CDS once such distributions are made pursuant to this Order.

Filing of Certificate Confirming Implementation of Plan

30.   Upon the satisfaction or waiver of the conditions set forth in paragraph
      8.4 of the Plan, the Monitor shall file with this Court, in accordance with section 8.5 of the Plan, a certificate which states that all conditions precedent to the Plan as set forth in section 8.4 of the Plan have been satisfied or waived and that the Plan Implementation Date has occurred.

Permanent Injunction

31. Subject to the performance by the Petitioners of their obligations under the Plan, and except to the extent, if any, expressly contemplated by the Plan or this Order, all obligations or agreements, including all executory contracts, security agreements and other contractual relationships, to which any one or more of the Petitioners (or Lumberco or Pulpco in the case of obligations or agreements transferred to them) is a party shall be and remain in full force and effect, unamended, as at the Plan Implementation Date unless previously terminated by the Petitioners in accordance with an Order of this Court and no party to any such obligation or agreement shall, on or following the Plan Implementation Date, accelerate, terminate, refuse to renew, rescind, refuse to perform or otherwise repudiate its obligations thereunder, or enforce or exercise (or purport to enforce or exercise) any right or remedy (including any right of set-off, dilution, buy-out, divestiture, forced sale, option or other remedy) under or in respect of any such obligation or agreement, by reason:

      (a) of any event which occurred prior to the Plan Implementation Date and is not continuing after the Plan Implementation Date or which is or continues to be suspended or waived under the Plan, which would have entitled any other party thereto to enforce those rights or remedies;

      (b) that the Petitioners have sought or obtained relief under the CCAA and the CBCA;

      (c) of any default or event of default based on the financial condition or insolvency of the Petitioners including any ongoing possible insolvency by reason of the restructuring;

      (d) any change of control of the Petitioners or Lumberco arising from the implementation of the Plan;

      (e) of the effect upon the Petitioners of the completion of any of the transactions contemplated under the Plan including, for greater certainty, the assignment of

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                                       11

      any Transferred Obligations from any Doman Entity to Lumberco or Pulpco pursuant to the Plan; or

      (f) of any compromises, settlements, restructurings, reorganizations, assignments, partial or otherwise, of agreements or rights among the Petitioners effected pursuant to the Plan.

Treatment of Crown

32.   For purposes of this paragraph and the following three paragraphs of this
      Order:

      (a) "Environmental Responsibility" means any duty, responsibility, indebtedness, liability or obligation, whether present or future, known or unknown, liquidated or unliquidated, disputed or undisputed, contingent or otherwise, and whether based in whole or in part on facts which existed before or after the Filing Date, that has arisen or may arise under any environmental legislation or regulations of Canada or British Columbia, any agreement or other arrangement contemplated under or in connection with any of those enactments or arising under any other agreement or common law claim;

      (b) "Forestry Responsibility" means any duty, responsibility, indebtedness, liability or obligation, whether present or future, known or unknown, liquidated or unliquidated, disputed or undisputed, contingent or otherwise, and whether based in whole or in part on facts which existed before or after the Filing Date that has arisen or may arise under any forestry legislation or regulations of British Columbia, or any agreement, licence, permit, plan or other arrangement contemplated under or in connection with any of those enactments;

      (c) "Port Alice Business" means the pulp manufacturing business previously carried on by Western Pulp Limited Partnership at the Port Alice Mill and now vested in Port Alice Specialty Cellulose Inc. pursuant to the Order of this Court pronounced on May 11, 2004;

      (d) The definitions of "Environmental Responsibility" and "Forestry Responsibility" are mutually exclusive.

33. Notwithstanding any other provision of this or any other Order, including paragraphs 15 through 21 and 40, with respect to Her Majesty the Queen in right of Canada ("HMQ Canada") and Her Majesty the Queen in right of the Province of British Columbia (the "Province"):

      (a) the definition of "Claim" contained in the Plan and as used in this Order includes only such claims as are within the definition of "claim" under the CCAA;

      (b) section 5.14 of the Plan shall apply to any default or non-compliance by any of the Petitioners, Lumberco or Pulpco with respect to any requirement of a statute, regulation or other enactment of Canada or British Columbia, or of any contract, lease, licence, permit, plan or other agreement, instrument or arrangement made pursuant thereto, but only if and to the extent that the Province or HMQ Canada seeks to rely on such default or non-compliance to enforce payment of, or performance of an obligation related to, an Affected Claim or as the basis to terminate any rights of the Petitioners, Lumberco or Pulpco if that payment or performance is not made, and not otherwise, and no Governmental Authority of HMQ Canada or the Province shall be enjoined or in any way limited from enforcing any such requirement by any provision in the Plan, this Order, or any other Order made in the Proceedings except as set forth in this sub-paragraph.

      (c) The acquisition, in accordance with the terms of the Plan, by Lumberco of the Lumber Assets and by Pulpco of the Pulp Assets shall, when effected, occur such that those assets (the "Acquired Assets") will vest in Lumberco and Pulpco such that:

            (i) Lumberco and Pulpco shall not by that acquisition or otherwise become liable for, and the Acquired Assets shall not be subject to, any Affected Claim;

            (ii) any other claims, rights or remedies of HMQ Canada or the Province against any of the Doman Entities arising from or relating to the Port Alice Business or the Port Alice Assets of any nature, other than those which the parties agree, or the court orders, would normally and reasonably continue to apply with respect to the acquisition of an agreement, license, permit, plan or other arrangement included among the Acquired Assets, do not constitute a claim against Lumberco or Pulpco or the Acquired Assets for any purposes;

            (iii) any statutory liens or charges of HMQ Canada or the Province with respect to the Port Alice Business or the Port Alice Assets, and in particular but without limitation a lien under the Waste Management Act (British Columbia), do not constitute a claim, lien or charge against Lumberco, Pulpco or the Acquired Assets for any purposes; and

            (iv) the Acquired Assets shall vest in the acquiror free and clear of, and the acquiror shall not, by virtue of the acquisition, have any responsibility or liability in respect of:

                  (A) any Environmental Responsibility arising in connection with the Port Alice Business or the Port Alice Assets, notwithstanding subparagraph (c)(ii); and

                  (B) any Forestry Responsibility arising in connection with the Port Alice Business or the Port Alice Assets, other than those which fall within the exception provided in subparagraph (c)(ii).

34. Notwithstanding any other provision of this or any other Order, but subject to paragraph 33 of this Order and in addition to any rights reserved under any other Order, all of the Petitioners, Lumberco, Pulpco, HMQ Canada and the Province are each at liberty to apply at any time following the Plan Implementation Date, on proper notice to each other, including, without limitation, on jurisdictional or constitutional grounds, for an Order that the definition of Claim contained in the Plan, and interpreted in accordance with the preceding paragraph, includes or does not include an Environmental Responsibility or a Forestry Responsibility of the Petitioners.

35. The preceding three paragraphs of this Order reflect an agreement reached among the Petitioners, HMQ Canada, the Province and the Restricted Group and do not reflect a judicial determination of the legal correctness of the issues referred to in those paragraphs. In particular, the Petitioners and the Restricted Group continue to assert that any Environmental Responsibility or Forestry Responsibility which is based on factual circumstances known or which ought to have been known to the Province as at June 3, 2004 constitutes an Affected Claim under the Plan, each of HMQ Canada and the Province continues to assert otherwise, and the Province and HMQ Canada acknowledge that HMQ Canada or the Province not having filed a Proof of Claim under the Plan in relation to any Environmental Responsibility or Forestry Responsibility, and the pronouncement of this Order, do not prevent the Petitioners, Lumberco and/or Pulpco from subsequently arguing that HMQ Canada and/or the Province could or should have done so, and that HMQ Canada and/or the Province's not having done so will not otherwise be relevant, or be raised by the Province or by HMQ Canada, in any future determination of the issues referred to in those paragraphs.

General

36. The Administrative Charge and the Directors' Charge are hereby terminated and discharged effective as of the Plan Implementation Date, subject to the right of the Petitioners, with the approval of the Monitor and Restricted Group, to apply to extend the effective date of the Administration Charge if all amounts owing thereunder on the Plan Implementation Date have not been paid.

37. The Petitioners are hereby authorized to wind up the Petitioner Doman Industries Limited and any one or more of the remaining Petitioners, other than those Petitioners whose shares constitute Lumber Assets or Pulp Assets, at any time subsequent to the Plan Implementation Date, without the necessity for any further Court Order or resolution of shareholders.

38. Upon the occurrence of the Plan Implementation Date and the final distribution of Lumberco Shares or cash to Affected Creditors or the Standby Purchasers pursuant to the Plan, KPMG, Inc. having then fulfilled its duties as Monitor of the Petitioners pursuant to the terms of the Initial Order and the Confirmation Order, shall, subject to the completion of anything required or provided to be done pursuant to this Order including paragraph 22 hereof, be discharged from its duties as set forth in the Confirmation Order in relation to the Petitioners without the necessity of taxing its accounts (provided that they are consented to by the Petitioners) and without further Order of this Court.

39. Pursuant to Section 16 of the CCAA, this Order shall have full force and effect in all provinces of Canada. This Court requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada (including the assistance of any court in Canada pursuant to Section 17 of the CCAA) and the Federal Court of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States and the states or other subdivisions of the United States and of any other nation or state to act in aid of and to be complementary to this Court in carrying out the terms of this Order where required.

40. The Petitioners, the Monitor and any other interested parties are hereby granted leave to apply to this Court for any directions or determinations required to resolve any matter or dispute relating to the Plan, this Order or the subject matter thereof and the rights and benefits thereunder, provided that no provision of this Order shall be construed to modify or impair any right, title, interest, privilege or remedy expressly provided for or reserved under the Plan and nothing herein requires the Province to provide any consents that may be required to effect any transaction contemplated in the Plan or in this Order.

41. Endorsement of this Order by counsel appearing on this application is hereby dispensed with.

                                               BY THE COURT

                                               D. Tysoe, J.

                                               /s/ Brian Black
                                               ---------------------------------
                                               DEPUTY REGISTRAR

APPROVED AS TO FORM:

/s/ Michael A. Fitch
------------------------------------
Solicitor for the Petitioners

                                                                ENTERED
                                                              JUN 11 2004

                                                          VANCOUVER REGISTRY
                                                           VOL. S1216 FOL 86

                                   SCHEDULE A

                                 LIST OF COUNSEL

Michael A. Fitch, Q.C.             Counsel for Petitioners
and Kibben Jackson

Mary I.A. Buttery                  Counsel for Brascan Financial Corporation,
                                   Merrill Lynch Investment Managers LP and
                                   Oppenheimer Funds, Inc.

Scott Turner                       Counsel for CIT Business Credit Canada Inc.

John I. McLean                     Counsel for KPMG Inc.

Richard Butler and David           Counsel for Her Majesty the Queen in right of the
Hatter                             Province of British Columbia

Raymond D. Leong                   Counsel for The Attorney General of Canada on behalf of
                                   the Department of Fisheries and Oceans, The Attorney
                                   General of Canada on behalf of the Canada Customs and
                                   Revenue Agency; The Receiver General for Canada and the
                                   Attorney General of Canada

Ryan Patryluk                      Pulp, Paper & Woodworkers of Canada, Local 3- AND
                                   -Pulp, Paper & Woodworkers of Canada, Local 8

J. Joseph D. Bateman               Counsel for Wells Fargo Bank Minnesota,
                                   National Association, formerly known as
                                   Norwest Bank Minnesota, National Association

Kevin Zych and Anthony             Counsel for the Informal Committee of Unsecured
Friend, Q.C.                       Noteholders

                                  SCHEDULE "B"

                              FEE SIMPLE PROPERTIES
                          TO BE TRANSFERRED TO LUMBERCO

                                                                                                     Registered Liens and
                                                                                                   Certificates of Pending
        Owner             PID                  Legal Description                  LTO                   Litigation
----------------------------------------------------------------------------------------------------------------------------
Western Forest         009-915-389      The south 1/2 of the south west 1/4    Victoria
Products Limited,                       of section 21, Township 11, Rupert
(Inc. No. 212,953)                      District, as shown on plan deposited
                                        under DD 11328
Western Forest         009-915-591      The north east 1/4 of south west 1/4   Victoria
Products Limited,                       of Section 21, Township 11, Rupert
(Inc. No. 212,953)                      District as shown on plan deposited
                                        under DD 11328
Western Forest         009-916-342      That part of the south east 1/4 of     Victoria
Products Limited,                       Section 20, Township 11, Rupert
(Inc. No. 212,953)                      District, as shown on plan deposited
                                        under DD 11328
Western Forest         009-870-288      District Lot 305, Rupert District      Victoria
Products Limited
(Inc. No. 212953)

Doman Industries       006-648-509      That part of Lot 13, Section 13,       Victoria
Limited, (Inc. No.                      Range 4, Chemainus District, Plan
202,282)                                2051, lying to the north east of
                                        Plan 798 RW

Doman Industries       004-802-161      Lot 2 of Section 14, Ranges 4 and 5,   Victoria
Limited, (Inc. No.                      Chemainus District, Plan 12657,
202282)                                 except that part in plans 13619,
                                        VIP72173, and VIP73020

Doman Industries       004-601-572      Lot A, Section 14, Range 4,            Victoria
Limited, (Inc. No.                      Chemainus District, Plan 13619
202282)                                 except part in plan VIP73021

Doman Industries       023-017-775      Lot A, Sections 14 and 15, Ranges 3    Victoria
Limited, (Inc. No.                      and 4, Chemainus District, Plan
202,282)                                VIP60627

Western Forest         004-968-786      Lot 1, Section 1, Rupert District,     Victoria
Products Limited                        (formerly Quatsino District), plan
(Inc. No. 212,953)                      11638

Western Forest         004-968-786      Lot 1, Section 1, Rupert District      Victoria
Products Limited                        (formerly Quatsino District) plan
(Inc. No. 212,953)                      11638

Western Forest         004-968-794      Lot 2, Section 1, Rupert District,     Victoria
Products Limited,                       (formerly Quatsino District), plan
(Inc. No. 212,953)                      11638

Western Forest         009-932-992      Section 14, Rupert District,           Victoria
Products Limited,                       (formerly Quatsino District), Except
(Inc. No. 212,953)                      part in plan 24310

                                                                                                   Registered Liens and
                                                                                                  Certificates of Pending
        Owner             PID                  Legal Description                  LTO                Litigation
----------------------------------------------------------------------------------------------------------------------------
Doman Industries       005-788-749      That part of Section 12, Range 2,        Victoria
Limited, (Inc. No.                      Cowichan District, shown coloured
202,282)                                red on plan attached to Crown grant
                                        no. 1863 deposited under DD 26302I,
                                        except out of said section 12, Ranges 2
                                        and 3, that part thereof shown outlined
                                        in red on plan 936R and except those
                                        parts of said section 12, range 3,
                                        included within the boundaries of plan
                                        19378

Doman Industries       003-723-674      Lot 1, Section 12, Ranges 2 and 3,       Victoria
Limited, (Inc. No.                      Cowichan District, plan 19378
202,282)

Doman Industries       005-788-561      Fractional section 12, Range 3,          Victoria         Claim of Builders Lien
Limited, (Inc. No.                      Cowichan District, except parts in                        ET131738, 2002-11-22.
202,282)                                plan 19378 and 37455                                      Reg. Owner of Charge:
                                                                                                  Irwin Installations Ltd.

Doman Industries       005-787-408      Section 13, Range 3, Cowichan            Victoria
Limited, (Inc. No.                      District, except part in plans 22505
202,282)                                and 37455

Doman Industries       005-787-491      That part of District Lot 160,           Victoria
Limited, (Inc. No.                      Cowichan District, lying between the
202,282)                                range and section lines encompassing
                                        section 13, Range 3, Cowichan District,
                                        as shown on plan attached to original
                                        Crown grant, dated 15/01/1872 (DD
                                        25711), except part in plans 23400 and
                                        37455

Doman Industries       004-110-935      Block 29, Cowichan Lake District,        Victoria
Limited, (Inc. No.                      plan 775, except that part in plan
202,282)                                4275, and except those parts thereof
                                        shown outlined in red on plans deposited
                                        under DD 11421F and DD 11425F and
                                        containing 23.65 acres more or less and
                                        7.934 acres more or less, respectively
                                        and except those parts in plans 2382 RW,
                                        2762 RW, and 47390

Doman Industries       005-316-481      Lot 4, Block 29, Cowichan Lake           Victoria
Limited, (Inc. No.                      District, Plan 4275
202,282)

Doman Industries       005-316-502      Lot 5, Block 29, Cowichan Lake           Victoria
Limited, (Inc. No.                      District Plan 4275
202,282)

Doman Industries       005-788-498      Fractional section 11, Range 3           Victoria
Limited, (Inc. No.                      Cowichan District, except that part
202,282)                                lying south west of Cowichan river
                                        shown outlined in red on plan
                                        deposited under DD 54056I, and
                                        except parts in lot A, plan 22698

Doman Industries       012-490-890      Lot 1, Block 29, Cowichan Lake           Victoria
Limited, (Inc. No.                      District, Plan 47390
202,282)

                                                                                                    Registered Liens and
                                                                                                   Certificates of Pending
        Owner             PID                  Legal Description                  LTO                  Litigation
----------------------------------------------------------------------------------------------------------------------------
Doman Industries       012-490-911      Lot 3, Block 29, Cowichan Lake         Victoria
Limited, (Inc. No.                      District, Plan 47390
202,282)

Doman Industries       012-490-920      Lot 4, Block 29, Cowichan Lake         Victoria
Limited, (Inc. No.                      District, Plan 47390
202,282)

Doman Industries       012-490-938      Lot 5, Block 29, Cowichan Lake         Victoria
Limited, (Inc. No.                      District, Plan 47390
202,282)

Doman Industries       012-490-946      Lot 6, Block 29, Cowichan Lake         Victoria
Limited, (Inc. No.                      District, Plan 47390
202,282)

Doman Industries       012-490-954      Lot 7, Block 29, Cowichan Lake         Victoria
Limited, (Inc. No.                      District, Plan 47390
202,282)

Doman Industries       012-490-971      Lot 8, Block 29, Cowichan Lake         Victoria
Limited, (Inc. No.                      District, Plan 47390
202,282)

Doman Industries       012-490-997      Lot 9, Block 29, Cowichan Lake         Victoria
Limited, (Inc. No.                      District, Plan 47390
202,282)

Doman Industries       012-491-012      Lot 10, Block 29, Cowichan Lake        Victoria
Limited, (Inc. No.                      District, Plan 47390
202,282)

Doman Industries       005-316-545      Lot 8, Block 29, Cowichan Lake         Victoria
Limited, (Inc. No.                      District, Plan 4275,
202,282)

Doman Industries       005-316-570      Lot 9, Blocks 29 and 32, Cowichan      Victoria
Limited, (Inc. No.                      Lake District, Plan 4275
202,282)

Doman Industries       012-490-903      Lot 2, Block 29, Cowichan Lake         Victoria
Limited, (Inc. No.                      District, Plan 47390, except part in
202,282)                                plan VIP52208 and VIP75833

Doman Industries       002-638-444      Lot 1, Section 17, Range 6,            Victoria
Limited, (Inc. No.                      Quamichan District, Plan 25672
202,282)

Western Forest         009-409-696      Lot 1164, Clayoquot District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         014-925-826      Lot 7, District Lot 637, Nootka        Victoria
Products Limited,                       District, Plan 49219
(Inc. No. 212953)

Western Forest         002-947-862      The north east 1/4 of section 31       Victoria
Products Limited,                       Township 38, Rupert District
(Inc. No. 212953)

Western Forest         004-549-902      Lot 6, District Lot 95, Rupert         Victoria
Products Limited                        District, plan 15826
(Inc. No. 212,953)

Western Forest         004-549-929      Lot 7, District Lot 95, Rupert         Victoria
Products Limited                        District, plan 15826
(Inc. No. 212,953)

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
        Owner              PID                  Legal Description                  LTO                    Litigation
----------------------------------------------------------------------------------------------------------------------------
Western Forest         004-549-937      Lot 1, District Lot 95, Rupert           Victoria
Products Limited                        District, plan 15826
(Inc. No. 212,953)

Western Forest         004-549-961      Lot 2, District Lot 95, Rupert           Victoria
Products Limited                        District, plan 15826
(Inc. No. 212,953)

Western Forest         004-549-988      Lot 3, District Lot 95, Rupert           Victoria
Products Limited                        District, plan 15826
(Inc. No. 212,953)

Western Forest         004-549-996      Lot 4, District Lot 95, Rupert           Victoria
Products Limited                        District plan 15826
(Inc. No. 212,953)

Western Forest         004-550-005      Lot 5, District Lot 95, Rupert           Victoria
Products Limited                        District, plan 15826
(Inc. No. 212,953)

Western Forest         006-250-491      Lot 1, Block 1, District Lot 317,        Victoria
Products Limited                        Rupert District, plan 3314
(Inc. No. 212,953)

Western Forest         006-250-726      Lot 5, Block 1, District Lot 317,        Victoria
Products Limited                        Rupert District, Plan 3314
(Inc. No. 212,953)

Western Forest         006-250-751      Lot 6, Block 1, District Lot 317,        Victoria
Products Limited                        Rupert District, plan 3314
(Inc. No. 212,953)

Western Forest         009-869-891      District Lot 95, Rupert District,        Victoria
Products Limited                        except part in plan 15826
(Inc. No. 212,953)

Western Forest         018-886-779      Block A of Section 28, Township 41,      Victoria
Products Limited,                       Rupert District
(Inc. No. 212953)

Western Forest         009-861-327      That part of the north west 1/4 of       Victoria
Products Limited,                       section 11, Township 37, Rupert
(Inc. No. 212953)                       District described as follows:
                                        commencing at the north westerly corner
                                        of said nother west 1/4 of section 11;
                                        thence southerly along the westerly
                                        boundary of said section 11, for a
                                        distance of 1287.3 feet; thence south 89
                                        degrees 49 minutes east for a distance
                                        of 2696.6 feet; thence northerly along a
                                        straight boundary to the south easterly
                                        corner of the south west 1/4 of
                                        section 14, Township 37, Rupert
                                        District; thence westerly along the
                                        northerly boundary of said section 11 to
                                        the point of commencement.

Western Forest         008-107-513      The west 1/2 of the north east 1/4       Victoria
Products Limited                        of section 18, Township 37, Rupert
(Inc. No. 212953)                       District

Western Forest         009-864-369      The north west 1/4 of section 35,        Victoria
Products Limited,                       Township 38, Rupert District
(Inc. No. 212,953)

                                                                                                     Registered Liens and
                                                                                                   Certificates of Pending
        Owner             PID                   Legal Description                  LTO                   Litigation
--------------------------------------------------------------------------------------------------------------------------
Western Forest         009-870-105      District Lot 180, Rupert District        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-870-130      District Lot 181, Rupert District        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-870-148      District Lot 182, Rupert District        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-870-156      District Lot 183, Rupert District        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-870-164      District Lot 202, Rupert District,       Victoria
Products Limited                        except part in plan 23811
(Inc. No. 212,953)

Western Forest         009-870-181      District Lot 188, Rupert District,       Victoria
Products Limited                        except part shown in red on plan
(Inc. No. 212,953)                      deposited under DD 59432I

Western Forest         009-870-377      District Lot 320, Rupert District        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-874-194      District Lot 1382, Rupert District       Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         005-544-211      Lot 104, Rupert District                 Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-870-172      District Lot 187, Rupert District        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         000-491-098      The Westerly 30 Chains of District       Victoria
Products Limited                        Lot 26, Malahat District
(Inc. No. 212,953)

Western Forest         000-491-110      District Lot 27, Malahat District        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         000-491-128      District Lot 29, Malahat District        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         000-491-136      District Lot 30, Malahat District        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         000-491-250      District Lot 28, Malahat District        Victoria
Products Limited
(Inc. No. 212,953)

                                                                                                   Registered Liens and
                                                                                                  Certificates of Pending
        Owner              PID                  Legal Description                LTO                    Litigation
---------------------------------------------------------------------------------------------------------------------------
Western Forest         000-643-203      Section 3, Renfrew District, Except    Victoria           Claim of Mechanics Lien,
Products Limited,                       Parcel C (DD 170967I)                                     1966-09-26, Reg Owner of
(Inc. No. 212,953)                                                                                Charge: R.F. Fry &
                                                                                                  Associates (Western)
                                                                                                  Limited

                                                                                                  Lis pendens, 1966-10-21,
                                                                                                  Reg Owner of Charge: R.F
                                                                                                  Fry & Associates
                                                                                                  (Western) Limited

Western Forest         000-643-220      Section 9, Renfrew District, except    Victoria           Claim of Mechanic's Lien
Products Limited,                       parcel A (DD 98685I), parcel B (DD                        5714, 1966.09.26. Reg
(Inc. No. 212,953)                      99860I), and parcel C (DD 170967I)                        owner of charge: R.F. Fry
                                        and except part in plan VIP58390                          & Associates (Western)
                                                                                                  Ltd.

                                                                                                  Lis pendens 332478G.
                                                                                                  1966.10.21. Reg owner of
                                                                                                  charge: R.F. Fry &
                                                                                                  Associates (Western) Ltd.
Western Forest         002-974-941      Lot 1, Section 75, Renfrew District,   Victoria
Products Limited,                       Plan 24134
(Inc. No. 212,953)

Western Forest         003-521-915      Lot 2 of District Lot 122, Block       Victoria
Products Limited,                       1299, Malahat District, plan 20837
(Inc. No. 212,953)

Western Forest         003-521-974      Lot 3 of Block 1299, Malahat           Victoria
Products Limited,                       District, plan 20837
(Inc. No. 212,953)

Western Forest         003-522-075      Lot 2,Block 1298, Malahat District,    Victoria
Products Limited,                       Plan 20838
(Inc. No. 212,953)

Western Forest         008-694-885      Lot 71, Renfrew District, except       Victoria
Products Limited,                       part in plan 3388 RW
(Inc. No. 212953)

Western Forest         008-694-915      Lot 72, Renfrew District, except       Victoria
Products Limited,                       part in plan 3388 RW
(Inc. No. 212953)

Western Forest         008-694-931      Lot 73, Renfrew District               Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         008-694-958      Lot 93, Renfrew District, except       Victoria
Products Limited,                       part in plan 23812
(Inc. No. 212,953)

Western Forest         009-346-210      District Lot 126, Malahat District     Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-346-236      That part of District Lot 125,         Victoria
Products Limited,                       Malahat District, outlined in red on
(Inc. No. 212,953)                      plan 1555R

                                                                                                     Registered Liens and
                                                                                                   Certificates of Pending
        Owner              PID                   Legal Description                LTO                    Litigation
--------------------------------------------------------------------------------------------------------------------------
Western Forest         009-346-295      That part of District Lot 123,          Victoria
Products Limited,                       Malahat District, lying to the west
(Inc. No. 212,953)                      of a straight boundary joining the
                                        corners of said lot marked by posts
                                        numbered 1 and 14 respectively,
                                        except parts in plans 20837 and 20838

Western Forest         009-346-309      That part of District Lot 123,          Victoria
Products Limited,                       Malahat District, outlined in red on
(Inc. No. 212,953)                      Plan 1554R

Western Forest         009-355-812      District Lot 26, Malahat District,      Victoria
Products Limited,                       except the westerly 30 chains thereof
(Inc. No. 212,953)

Western Forest         009-368-400      Block 716, Malahat District             Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-368-426      Block 679, Malahat District             Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-368-477      Block 609, Malahat District             Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-368-787      Block 250, Malahat District, except     Victoria
Products Limited,                       part outlined in red on plan 1553R
(Inc. No. 212,953)

Western Forest         009-369-007      Block 174, Malahat District             Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-369-180      Block 69, Malahat District, except      Victoria
Products Limited,                       parcel A (DD 54019I)  thereof
(Inc. No. 212,953)

Western Forest         009-374-205      Block 906, Malahat District             Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-374-248      Block 891, Malahat District             Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-374-256      Block 871, Malahat District             Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-374-337      Block 832, Malahat District             Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-374-400      Block 811, Malahat District             Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-374-442      Block 796, Malahat District             Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-377-689      Block 1184, Malahat District            Victoria
Products Limited,
(Inc. No. 212,953)

                                                                                                     Registered Liens and
                                                                                                   Certificates of Pending
        Owner              PID                Legal Description                  LTO                     Litigation
--------------------------------------------------------------------------------------------------------------------------
Western Forest         009-377-786      Block 1173, Malahat District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-377-794      Block 1172, Malahat District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-377-859      Block 1159, Malahat District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-377-905      Block 1143, Malahat District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-377-948      Block 1119, Malahat District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-377-964      Block 1120, Malahat District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-377-972      Block 1114, Malahat District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-378-006      Block 1069, Malahat District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-378-022      Block 1035, Malahat District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-378-588      Block 1027, Malahat District           Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-378-626      Block 994, Malahat District            Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-378-693      Block 984, Malahat District            Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-378-723      Block 983, Malahat District            Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-378-944      Block 980, Malahat District            Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-378-952      Block 977, Malahat District            Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-378-987      Block 962, Malahat District            Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-379-169      Block 908, Malahat District            Victoria
Products Limited,
(Inc. No. 212,953)

                                                                                                  Registered Liens and
                                                                                                 Certificates of Pending
      Owner                 PID            Legal Description                       LTO                 Litigation
      -----                 ---            -----------------                       ---                 ----------
Western Forest          009-379-215   Block 795, Malahat District                Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest          009-379-274   Block 785, Malahat District                Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest          009-379-363   Block 780, Malahat District                Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest          009-381-848   Block 1133, Malahat District               Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest          009-381-856   Block 1130, Malahat District               Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest          009-381-864   Block 1156, Malahat District               Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest          009-497-731   Section 38, Otter District, as shown       Victoria
Products Limited,                     on plan deposited under DD 18138
(Inc. No. 212,953)

Western Forest          009-497-757   Section 41, Otter District, as shown       Victoria
Products Limited,                     on plan deposited under DD 55112I
(Inc. No. 212,953)

Western Forest          009-497-790   Section 42,Otter District, except that     Victoria
Products Limited,                     part lying 50 feet on each side of the
(Inc. No. 212,953)                    centre line of the right of way shown
                                      on plan 121 RW

Western Forest          009-501-622   Section 39, Otter District, except that    Victoria
Products Limited,                     part lying 50 feet on each side of the
(Inc. No. 212,953)                    centre line of the right of way shown
                                      on plan 121 RW

Western Forest          009-572-961   Parcel A (DD 88175I) of Section 2,         Victoria
Products Limited,                     Renfrew District, except those parts
(Inc. No. 212,953)                    in plans 4194 and 11741; parcel no. 1
                                      (DD 130151I); and that part shown
                                      outlined in red on plan 843R

Western Forest          009-573-071   That part of section 2, Renfrew            Victoria
Products Limited,                     District, shown outlined in red on Plan
(Inc. No. 212,953)                    133R, except that part in plan 23879

Western Forest          009-573-208   That part of sections 2 and 4,             Victoria
Products Limited,                     Renfrew District, shown outlined in
(Inc. No. 212,953)                    red on plan 427R

Western Forest          009-573-437   Parcel C (DD 170967I) of sections 3        Victoria
Products Limited,                     and 9, Renfrew District
(Inc. No. 212,953)

Western Forest          009-574-212   Parcel B (DD 99860I) of section 9,         Victoria
Products Limited,                     Renfrew District, except those parts
(Inc. No. 212,953)                    in plans 13455, 32802, and VIP58390

Western Forest          009-589-783   Section 53, Renfrew District, except       Victoria
Products Limited,                     parcel A (DD 114850I)
(Inc. No. 212,953)

                                                                                                  Registered Liens and
                                                                                                Certificates of Pending
      Owner                PID                 Legal Description                   LTO                 Litigation
      -----                ---                 -----------------                   ---                 ----------
Western Forest         009-590-412    That part of section 74, Renfrew           Victoria
Products Limited,                     District, lying to the north of the
(Inc. No. 212,953)                    northerly boundary of plan 109RW

Western Forest         009-590-552    District Lot 80, Renfrew District,         Victoria
Products Limited,                     except parcel A (DD 278319I)
(Inc. No. 212,953)

Western Forest         009-591-613    Section 83, Renfrew District, except       Victoria
Products Limited,                     that part in District Lot 868, Renfrew
(Inc. No. 212,953)                    District

Western Forest         009-591-648    Section 85, Renfrew District               Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-591-788    District Lot 87, Renfrew District, lying   Victoria
Products Limited,                     to the west of a boundary parallel to
(Inc. No. 212,953)                    the easterly boundary of said lot and
                                      extending from a point on the northerly
                                      boundary of said lot, distant 10 chains
                                      from the north easterly corner of said
                                      lot and to the north of the northerly
                                      boundary of plan 109RW

Western Forest         009-591-851    That part of District Lot 87, Renfrew      Victoria
Products Limited,                     District, lying to the east of a
(Inc. No. 212,953)                    boundary parallel to the easterly
                                      boundary of said lot and extending from a
                                      point on the northerly boundary of said
                                      lot distant 10 chains from the north
                                      easterly corner of said lot and to the
                                      north of the northerly boundary of plan
                                      109 RW

Western Forest         009-592-270    Block B of District Lot 102, Renfrew       Victoria
Products Limited,                     District
(Inc. No. 212,953)

Western Forest         009-592-288    Block A of District Lot 91, Renfrew        Victoria
Products Limited,                     District
(Inc. No. 212,953)

Western Forest         009-593-179    District Lot 160, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-593-322    District Lot 176, Renfrew District,        Victoria
Products Limited,                     shown coloured red on plan
(Inc. No. 212,953)                    deposited under DD 143911I

Western Forest         009-593-659    District Lot 529, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-593-675    District Lot 574, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-593-691    District Lot 530, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

                                                                                                  Registered Liens and
                                                                                                 Certificates of Pending
      Owner                PID                Legal Description                    LTO                 Litigation
      -----                ---                -----------------                    ---                 ----------
Western Forest         009-593-713    District Lot 531,Renfrew District          Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-593-730    District Lot 564, Renfrew District,        Victoria
Products Limited,                     except part in plan VIP63203
(Inc. No. 212,953)

Western Forest         009-593-781    District Lot 565, Renfrew District,        Victoria
Products Limited,                     except part in plan VIP63203
(Inc. No. 212953)

Western Forest         009-593-811    District Lot 566, Renfrew District,        Victoria
Products Limited,                     except part in plan VIP63204
(Inc. No. 212953)

Western Forest         009-593-837    District Lot 567, Renfrew District,        Victoria
Products Limited,                     except part in plan VIP63204
(Inc. No. 212953)

Western Forest         009-593-896    District Lot 568, Renfrew District,        Victoria
Products Limited,                     except part in plan VIP63205
(Inc. No. 212953)

Western Forest         009-593-926    District Lot 569, Renfrew District,        Victoria
Products Limited,                     except part in plan VIP63205
(Inc. No. 212953)

Western Forest         009-593-942    District Lot 570, Renfrew District,        Victoria
Products Limited,                     except part in plan VIP63205
(Inc. No. 212953)

Western Forest         009-593-951    District Lot 571, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-593-969    District Lot 571A, Renfrew District        Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-594-108    District Lot 722, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-594-116    District Lot 724, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-594-124    District Lot 725, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-594-213    District Lot 802, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-594-248    District Lot 804, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-594-264    District Lot 803, Renfrew District         Victoria
Products Limited,
(Inc. No. 212953)

Western Forest         009-593-977    District Lot 572, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

                                                                                                  Registered Liens and
                                                                                                 Certificates of Pending
      Owner                PID                Legal Description                    LTO                 Litigation
      -----                ---                -----------------                    ---                 ----------
Western Forest         009-593-993    District Lot 572A, Renfrew District        Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-594-019    District Lot 573, Renfrew District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-594-043    District Lot 573A, Renfrew District        Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-594-086    District Lot 574A, Renfrew District        Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-594-094    That part of District Lot 720, Renfrew     Victoria
Products Limited,                     District, lying to the north of the
(Inc. No. 212,953)                    northerly boundary of District Lot 866,
                                      Renfrew District

Western Forest         023-414-308    District Lot 175, Renfrew District         Victoria
Products Limited,
(Inc. No. 212953)

Western Forest         023-414-391    District Lot 177, Renfrew District         Victoria
Products Limited,
(Inc. No. 212953)

Western Forest         023-414-456    Section 84, Renfrew District               Victoria
Products Limited,
(Inc. No. 212953)

Western Forest         023-970-243    District Lot 922, Renfrew District         Victoria
Products Limited,
(Inc. No. 212953)

Western Forest         004-572-734    Lot 1, Section 9, Renfrew District,        Victoria
Products Limited,                     plan 13455, except part in plan
(Inc. No. 212,953)                    VIP58390

Western Forest         009-379-134    Block 909, Malahat District                Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-573-071    That Part of Section 2, Renfrew            Victoria
Products Limited,                     District shown outlined in red on Plan
(Inc. No. 212,953)                    133R except that part in Plan 23879

Western Forest         023-414-448    District Lot 921, Renfrew District         Victoria
Products Limited,
(Inc. No. 212953)

Western Forest         023-414-430    District Lot 920, Renfrew District         Victoria
Products Limited,
(Inc. No. 212953)

Western Forest         009-346-252    District Lot 124C, Malahat District        Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-346-261    District Lot 124B, Malahat District        Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-346-279    District Lot 124A, Malahat District        Victoria
Products Limited,
(Inc. No. 212,953)

                                                                                                  Registered Liens and
                                                                                                 Certificates of Pending
      Owner                PID                  Legal Description                  LTO                 Litigation
      -----                ---                  -----------------                  ---                 ----------
Western Forest         009-872-892    District Lot 1128, Rupert District         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-916-725    Koprino Indian Reserve No. 10              Victoria
Products Limited,                     (formerly Fishery Reserve No. 10) of
(Inc. No. 212,953)                    Sections 16,17, 20, and 21, Township
                                      27, Rupert District

Western Forest         003-693-902    Lot A, District Lot 87, Oyster District,   Victoria
Products Limited,                     Plan 19015
(Inc. No. 212953)

Western Forest         009-904-859    The east 1/2 of the south east 1/4 of      Victoria
Products Limited,                     section 8,Township 18, Rupert
(Inc. No. 212,953)                    District

Western Forest         009-905-057    The west 1/2 of the east 1/2 of            Victoria
Products Limited,                     Section 9, Township 18, Rupert
(Inc. No. 212,953)                    District

Western Forest         009-905-316    That part of the west 1/2 of section 9,    Victoria
Products Limited,                     Township 18, Rupert District, (Inc. No.
(Inc. No. 212,953)                    212,953) described as commencing at a
                                      point at highwater mark of Quatsino
                                      Sound, being the intersection of the
                                      north boundary of the south west 1/4 of
                                      said section with said highwater mark;
                                      thence southerly and parallel with the
                                      east boundary of said south west 1/4, 40
                                      chains more or less to the south boundary
                                      of said section; thence east along said
                                      south boundary, 14.4 chains more or less,
                                      to the east boundary of said west 1/2 ,
                                      52.3 chains more or less to the highwater
                                      mark; thence south west along said
                                      highwater mark to the point of
                                      commencement.

Western Forest         009-904-751    The north 1/2 of the south 26.18           Victoria
Products Limited,                     chains of the west 1/2 of the east
(Inc. No. 212,953)                    1/2 of section 10, Township 18,
                                      Rupert District

Western Forest         009-904-816    The east 1/2 of the east 1/2 of            Victoria
Products Limited,                     Section 10, Township 18, Rupert
(Inc. No. 212,953)                    District

Western Forest         009-905-502    That part of the west 1/2 of the east     Victoria
Products Limited,                     1/2 of Section 10, Township 18, Rupert
(Inc. No. 212,953)                    District described as follows: Commencing
                                      at the north west corner of the west 1/2
                                      of the east 1/2 of said Section 10,
                                      thence southerly along the westerly
                                      boundary of the west 1/2 of the east
                                      1/2 of said Section 10, a distance of
                                      14.47 chains, thence east 2.0 chains,
                                      thence north 10.58 chains, thence east
                                      1.18 chains more or less to intersect
                                      high water mark of Quatsino Sound, thence
                                      north westerly along said high water mark
                                      to the point of commencement

                                                                                                  Registered Liens and
                                                                                                 Certificates of Pending
      Owner                PID                    Legal Description                LTO                 Litigation
      -----                ---                    -----------------                ---                 ----------
Western Forest         009-905-685    Parcel B (DD 34298I) of Section 10,
Products Limited,                     Township 18, Rupert District, except that  Victoria
(Inc. No. 212,953)                    part thereof described as follows:
                                      commencing at the south east corner of
                                      said parcel; thence northerly along the
                                      easterly boundary of said parcel for a
                                      distance of 347.82 feet; thence westerly
                                      and parallel to the southerly boundary of
                                      said parcel for a distance of 627 feet;
                                      thence southerly and parallel to the said
                                      easterly boundary to an intersection with
                                      the said southerly boundary; thence
                                      easterly along the said southerly
                                      boundary to the point of commencement.

Western Forest         009-374-299    Block 864, Malahat District                Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         003-216-977    Lot 2, District Lot 39, Malahat District,  Victoria
Products Limited,                     plan 23012
(Inc. No. 212,953)

Doman Forest           001-038-087    Lot 22, Section 9, and District Lots       Victoria
Products Limited,                     370 and 429, Nanaimo District Plan
(Inc. No. 202211)                     37924, except parts in plans 42196
                                      and VIP63511

Doman Forest           001-038-095    Lot 23, Sections 8 and 9, and District     Victoria
Products Limited,                     Lots 370 and 429, Nanaimo District,
(Inc. No. 202,211)                    plan 37924

Western Forest         009-903-747    Section 35, Township 13, Rupert            Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-594-159    Parcel A (DD 104752I) of District Lot      Victoria
Products Limited,                     745, Renfrew District
(Inc. No. 212,953)

Western Forest         009-594-183    Parcel B (DD 52657I) of District Lot       Victoria
Products Limited,                     745, Renfrew District
(Inc. No. 212,953)

Western Forest         024-486-914    Strata Lot 13 of Section 76 and            Victoria
Products Limited,                     District Lot 745, Renfrew District,
(Inc. No. 212953)                     Strata Plan VIS4766 together with an
                                      interest in the common property in
                                      proportion to the unit entitlement of
                                      the strata lot as shown on form 1

Western Forest         003-313-743    Those parts of District Lot 2137,          Victoria
Products Limited,                     Rupert District, shown outlined in red
(Inc. No. 212,953)                    on Plan 2182R, except part in plan
                                      39723

Western Forest         009-870-199    District Lot 189, Rupert District          Victoria
Products Limited                      except that part in plan VIP 64762
(Inc. No. 212,953)

                                      NOTE: Two different titles for District
                                      Lot 189, same PID.

                                                                                                  Registered Liens and
                                                                                                 Certificates of Pending
      Owner                PID                Legal Description                    LTO                 Litigation
      -----                ---                -----------------                    ---                 ----------
Western Forest         004-133-315    Lot 10, Block 4, District Lot 2137,        Victoria
Products Limited                      Rupert District, plan 17098
(Inc. No. 212,953)

Western Forest         004-134-192    Lot 4, Block 5, District Lot 2137,         Victoria
Products Limited                      Rupert District, plan 17098
(Inc. No. 212,953)

Western Forest         004-133-234    Lot 9, Block 3, District Lot 2137,         Victoria
Products Limited                      Rupert District, plan 17098
(Inc. No. 212,953)

Western Forest         003-699-714    Lot 15, Block C District Lot 2137,         Victoria
Products Limited,                     Rupert District plan 19096
(Inc. No. 212,953)

Western Forest         009-903-992    Section 2, Township 4, Rupert District     Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         001-015-613    Lot 2, District Lot 22 and section 9,      Victoria
Products Limited,                     Rupert District, plan 38127
(Inc. No. 212,953)

Western Forest         005-946-620    North 1/2 of Section 16, Township 2,       Victoria
Products Limited                      Rupert District
(Inc. No. 212,953)

Western Forest         006-133-037    Section 16, Township 3, Rupert             Victoria
Products Limited                      District, except part in plan 38029
(Inc. No. 212,953)

Western Forest         009-902-783    Section 28, Township 3, Rupert             Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-902-805    Section 4, Township 3, Rupert District     Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-902-813    Section 5, Township 3, Rupert District     Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-902-830    Section 6, Township 3, Rupert District     Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-902-848    Section 7, Township 3 Rupert District      Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-902-856    Section 8, Township 3, Rupert District     Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-902-872    Section 9, Township 3, Rupert District     Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-902-899    Section 10,  Township 3, Rupert            Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-902-911    Section 11, Township 3,  Rupert            Victoria
Products Limited                      District
(Inc. No. 212,953)

                                                                                                  Registered Liens and
                                                                                                 Certificates of Pending
      Owner                PID               Legal Description                     LTO                 Litigation
      -----                ---               -----------------                     ---                 ----------
Western Forest         009-902-937    Section 12, Township 3,  Rupert            Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-902-953    Section 28,  Township 2,  Rupert           Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-902-988    Section 1, Township 3,  Rupert             Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-903-003    Section 2, Township 3,  Rupert             Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-903-038    Section 3, Township 3,  Rupert             Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-903-054    Section 7, Township 2,  Rupert             Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-903-071    Section 8, Township 2,  Rupert             Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-903-160    Section 9, Township 2, Rupert              Victoria
Products Limited,                     District, except the north 1/2 of the
(Inc. No. 212,953)                    north 1/2 of said section

Western Forest         009-903-305    That part of Section 15, Township 2,       Victoria
Products Limited                      Rupert District, shown outlined in red
(Inc. No. 212,953)                    on plan 707R

Western Forest         009-903-445    Section 14, Township 2, Rupert             Victoria
Products Limited                      District, except that part lying to the
(Inc. No. 212,953)                    south and east of plan 356 RW

Western Forest         009-903-569    Section 15, Township 2, Rupert             Victoria
Products Limited                      District, except that part shown
(Inc. No. 212,953)                    outlined in red on plan 707R

Western Forest         009-903-615    Section 4, Township 2, Rupert District     Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-903-631    Section 5, Township 2, Rupert District     Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-903-666    Section 6, Township 2, Rupert District     Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-903-721    Section 34, Township 13, Rupert            Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-903-763    Section 36, Township 13, Rupert            Victoria
Products Limited                      District
(Inc. No. 212,953)

Western Forest         009-903-771    Section 31, Township 13, Rupert            Victoria
Products Limited                      District
(Inc. No. 212,953)

                                                                                                        Registered Liens and
                                                                                                      Certificates of Pending
        Owner             PID                  Legal Description                    LTO                     Litigation
        -----             ---                  -----------------                    ---                     ----------
Western Forest         009-903-798      Section 32, Township 13, Rupert           Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-903-801      Section 33, Township 13, Rupert           Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-903-810      Section 36, Township 12, Rupert           Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-903-836      Section 33, Township 4, Rupert            Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-903-852      Section 34, Township 4, Rupert            Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-903-861      Section 35, Township 4, Rupert            Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-903-887      Section 26, Township 4, Rupert            Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-903-917      Section 11, Township 4, Rupert            Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-903-941      Section 12, Township 4, Rupert            Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-903-976      Section 1, Township 4, Rupert             Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-904-042      Section 35, Township 12, Rupert           Victoria
Products Limited,                       District, except the south west 1/4
(Inc. No. 212,953)                      thereof

Western Forest         009-904-549      The north 1/2 of section 23,Township      Victoria
Products Limited                        4, Rupert District
(Inc. No. 212,953)

Western Forest         009-903-771      Section 31, Township 13, Rupert           Victoria
Products Limited                        District
(Inc. No. 212,953)

Western Forest         009-904-956      The north 1/2 of north 1/2 of             Victoria
Products Limited                        Section 9, Township 2, Rupert
(Inc. No. 212,953)                      District

Western Forest         009-904-964      The north 1/2 Section 10, Township        Victoria
Products Limited                        2, Rupert District, except part in
(Inc. No. 212953)                       plan 2037RW

Western Forest         009-904-999      The north 1/2 of Section 11, Township     Victoria
Products Limited                        2, Rupert District except that part
(Inc. No. 212,953)                      lying to the east of Plan 356 RW

Western Forest         009-905-006      The North 1/2 of section 13, Township     Victoria
Products Limited                        3, Rupert District
(Inc. No. 212,953)

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
             Owner                    PID                  Legal Description                 LTO           Litigation
--------------------------------  -----------   ---------------------------------------   --------  -----------------------
Western Forest Products Limited   009-905-014   The South 1/2 of section 13,              Victoria
(Inc. No. 212,953)                              Township 3, Rupert District

Western Forest Products Limited,  009-914-935   The south east 1/4 of Section             Victoria
(Inc. No. 212,953)                              19, Township 2, Rupert District,
                                                as shown coloured red on plan
                                                deposited under DD 18007F

Western Forest Products Limited,  009-915-125   The south part of the north east          Victoria
(Inc. No. 212,953)                              1/4 of Section 19, Township 2,
                                                Rupert District, as shown coloured
                                                red on plan deposited under DD 18007F,
                                                except part in plan VIP55788

Western Forest Products Limited,  001-319-256   Lot 1, Block 13, Section 13, Township     Victoria
(Inc. No. 212,953)                              2 and District Lot 25, Rupert District,
                                                plan 16354 except part in plans 24608
                                                and 42189

Western Forest Products Limited,  001-370-898   Lot 1, Section 13, Township 2, Rupert     Victoria
(Inc. No. 212,953)                              District, Plan 29684

Western Forest Products Limited,  001-033-662   Lot C, Section 13, Township 2, Rupert     Victoria
(Inc. No. 212,953)                              District, Plan 37718

Western Forest Products Limited,  001-033-654   Lot B, Section 13, Township 2, Rupert     Victoria
(Inc. No. 212,953)                              District, Plan 37718

Western Forest Products Limited   001-033-646   Lot A, Section 13, Township 2, Rupert     Victoria
(Inc. No. 212,953)                              District, Plan 37718

Western Forest Products Limited   000-859-842   Section 21, Township 2, Rupert            Victoria
(Inc. No. 212,953)                              District, except parts in plans
                                                41816, VIP57354, and 2037RW

Western Forest Products Limited,  009-904-972   The South 1/2 section 16, Township 2,     Victoria
(Inc. No. 212,953)                              Rupert District

Western Forest Products Limited,  009-904-972   The South 1/2 Section 16 Township 2,      Victoria
(Inc. No. 212,953)                              Rupert District

Western Forest Products Limited,  009-863-699   Section 14, Rupert District, except       Victoria
(Inc. No. 212,953)                              that part in Plan VIP72557

Western Forest Products Limited,  009-904-646   The west 1/2 of the south west 1/4 of     Victoria
(Inc. No. 212,953)                              section 20, Township 18, Rupert District

Western Forest Products Limited,  009-904-662   The west 1/2 of the north west 1/4 of     Victoria
(Inc. No. 212,953)                              Section 20, Township 18, Rupert District

Western Forest Products Limited   009-899-081   The west 1/2 of the north west 1/4        Victoria
(Inc. No. 212,953)                              of section 26, Township 18, Rupert
                                                District, except that part in plan 3505

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
             Owner                    PID                 Legal Description                 LTO           Litigation
--------------------------------  -----------   ---------------------------------------   --------  -----------------------
Western Forest Products Limited,  009-904-409   The westerly part of the north east       Victoria
(Inc. No. 212,953)                              1/4 of Section 21, Township 18, Rupert
                                                District, shown coloured red on plan
                                                deposited under DD 31342I

Western Forest Products Limited,  009-904-425   The Easterly part of the north west       Victoria
(Inc. No. 212,953)                              1/4 of section 21, Township 18, Rupert
                                                District shown coloured red on plan
                                                deposited under DD 31342I

Western Forest Products Limited,  009-904-441   The south west 1/4 of the south east      Victoria
(Inc. No. 212,953)                              1/4 of Section 28, Township 18, Rupert
                                                District shown coloured red on plan
                                                deposited under DD 31342I

Western Forest Products Limited,  009-904-468   The south easterly 1/4 of the south       Victoria
(Inc. No. 212,953)                              west 1/4 of Section 28, Township 18,
                                                Rupert District, shown coloured red on
                                                plan deposited under DD 31342I

Western Forest Products Limited,  009-843-167   Section 16, Township 4, Rupert District   Victoria
(Inc. No. 212,953)

Western Forest Products Limited   005-761-565   The south east 1/4 of section 12,         Victoria
(Inc. No. 212953)                               Township 41, Rupert District,
                                                containing 160 acres, more or less

Western Forest Products Limited   005-762-421   The easterly 159 acres of the             Victoria
(Inc. No. 212953)                               fractional west 1/2 of section 12,
                                                Township 41, Rupert District, except
                                                that part lying within the north west
                                                1/4 of said section

Western Forest Products Limited   005-762-537   The north west 1/4 of section 1,          Victoria
(Inc. No. 212953)                               Township 41, Rupert District

Western Forest Products Limited   005-762-618   The south east 1/4 of section 11,         Victoria
(Inc. No. 212953)                               Township 41, Rupert District

Western Forest Products Limited   007-261-829   The Fractional south west 1/4 of the      Victoria
(Inc. No. 212953)                               Section 3, Township 42, Rupert District

Western Forest Products Limited   007-262-256   That part of the east 159 acres of the    Victoria
(Inc. No. 212,953)                              fractional west 1/2 of section 12,
                                                Township 41, Rupert District, lying
                                                within the north west 1/4 of said
                                                section

Western Forest Products Limited   007-262-396   The east 1/2 of the fractional south      Victoria
(Inc. No. 212,953)                              east 1/4 of section 13, Township 41,
                                                Rupert District, except parcel A
                                                (DD 61589I) thereof

Western Forest Products Limited,  009-857-664   The south east 1/4 of Section 10,         Victoria
(Inc. No. 212,953)                              Township 37, Rupert District

Western Forest Products Limited,  009-857-877   The east 1/2 of the east 1/2 of           Victoria
(Inc. No. 212,953)                              Section 9, Township 37, Rupert District,
                                                except that part shown outlined in
                                                green on plan deposited under DD
                                                1741 OS

                                                                                                       Registered Liens and
                                                                                                      Certificates of Pending
        Owner              PID                       Legal Description                       LTO            Litigation
---------------------  -----------  ---------------------------------------------------    --------   -----------------------
Western Forest         009-859-357  The north east 1/4 of Section 11, Township 37, Rupert  Victoria
Products Limited,                   District
(Inc. No. 212,953)

Western Forest         009-860-002  The north west 1/4 of section 11, Township 37, Rupert  Victoria
Products Limited,                   District, except that part described as follows:
(Inc. No. 212,953)                  commencing at the north westerly corner of said
                                    north west 1/4 of section 11; thence southerly
                                    along the westerly boundary of said section 11,
                                    for a distance of 1,287.3 feet; thence south 89
                                    degrees, 49 feet east, for a distance of 2,696.6
                                    feet; thence northerly along a straight boundary
                                    to the south easterly 1/4 of the south west
                                    corner of section 14, Township 37, Rupert
                                    District; thence westerly along the northerly
                                    boundary of said section 11 to the point of
                                    commencement

Western Forest         009-861-459  Parcel no. 1 (DD 61356I) of parcel A (DD 45335I) of    Victoria
Products Limited,                   section 14, Township 37, Rupert District
(Inc. No. 212,953)

Western Forest         009-861-530  Parcel C (DD 51162I) of the south east 1/4 of          Victoria
Products Limited,                   Section 14, Township 37, Rupert District
(Inc. No. 212,953)

Western Forest         009-861-629  Parcel A (DD 45335I) of Section 14, Township 37,       Victoria
Products Limited,                   Rupert District, except parcel no. 1 (DD 61356I)
(Inc. No. 212,953)                  and except that part shown outlined in green on
                                    plan 1726 OS

Western Forest         009-861-637  Parcel B (DD 45335I) of section 14, Township 37,       Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-861-921  Parcel D (DD 64319I) of section 14, Township 37,       Victoria
Products Limited,                   Rupert District, except that part shown outlined in
(Inc. No. 212,953)                  green on plan 1726 OS

Western Forest         009-862-005  The north west 1/4 of the north west 1/4 of section    Victoria
Products Limited,                   14, Township 37, Rupert District
(Inc. No. 212,953)

Western Forest         009-862-161  The south west 1/4 of the north west 1/4 of section    Victoria
Products Limited,                   14, Township 37, Rupert District
(Inc. No. 212,953)

Western Forest         009-862-200  The north west 1/4 of the south west 1/4 of Section    Victoria
Products Limited,                   14, Township 37, Rupert District, except that part
(Inc. No. 212,953)                  shown outlined in red on plan 1762R

Western Forest         009-862-285  The west 1/2 of the west 1/2 of Section 15, Township   Victoria
Products Limited,                   37, Rupert District
(Inc. No. 212,953)

Western Forest         009-862-315  The east 1/2 of the west 1/2 of Section 15, Township   Victoria
Products Limited,                   37, Rupert District
(Inc. No. 212,953)

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
        Owner              PID                       Legal Description                     LTO            Litigation
---------------------  -----------  ---------------------------------------------------  --------   -----------------------
Western Forest         009-862-331  The north east 1/4 of Section 16,Township 37,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-862-366  The north west 1/4 of Section 16,Township 37,         Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-862-382  The south west 1/4 of Section 16,Township 37,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-862-404  The north east 1/4 of Section 17,Township 37,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-862-439  The north west 1/4 of Section 17,Township 37,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-862-447  The south east 1/4 of Section 17, Township 37,       Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-862-463  The south west 1/4 of Section 17,Township 37,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-863-711  The south west 1/4 of Section 19,Township 37,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-863-788  The north east 1/4 of Section 20, Township 37,       Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-863-800  The south east 1/4  of Section 20,Township 37,       Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-863-834  The north west 1/4 of Section 21,Township 37,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-863-907  The west 1/2 of the south west 1/4 of Section 21,    Victoria
Products Limited,                   Township 37, Rupert District
(Inc. No. 212,953)

Western Forest         009-863-931  The south west 1/4 of Section 22, Township 37,       Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-864-016  The east 1/2 of  the east 1/2 of Section 18,         Victoria
Products Limited,                   Township 37, Rupert District, except parcel A (DD
(Inc. No. 212,953)                  300112I) thereof

Western Forest         009-864-032  The east 1/2 of the west 1/2 of section 18,          Victoria
Products Limited,                   Township 37, Rupert District
(Inc. No. 212,953)

Western Forest         009-864-113  The west 1/2 of the south east 1/4 of Section 18,    Victoria
Products Limited                    Township 37, Rupert District
(Inc. No. 212,953)

Western Forest         009-864-172  The west 1/2 of the east 1/2 of Section 19,          Victoria
Products Limited                    Township 37, Rupert District
(Inc. No. 212,953)

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
        Owner              PID                       Legal Description                     LTO            Litigation
---------------------  -----------  ---------------------------------------------------  --------   -----------------------
Western Forest         009-864-211  The south east 1/4 of Section 21, Township 37,       Victoria
Products Limited                    Rupert District
(Inc. No. 212,953)

Western Forest         009-864-270  The east 1/2 of  the south west 1/4 of Section 21,   Victoria
Products Limited                    Township 37, Rupert District
(Inc. No. 212,953)

Western Forest         009-864-407  The west 1/2 of the north east 1/4 of section 13,    Victoria
Products Limited                    Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-864-580  The north west 1/4 of the south east 1/4 of section  Victoria
Products Limited                    13, Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-864-628  The north east 1/4 of Section 14, Township 41,       Victoria
Products Limited                    Rupert District
(Inc. No. 212,953)

Western Forest         009-864-725  The east 1/2 of the south east 1/4, section 14,      Victoria
Products Limited                    Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-864-741  The west 1/2 of the south east 1/4 , Section 14,     Victoria
Products Limited                    Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-864-784  The west 1/2 of the north east 1/4 Section           Victoria
Products Limited                    16,Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-864-865  The north west 1/4 of the north east 1/4 of          Victoria
Products Limited                    Section 15,Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-866-639  The east 1/2 of the north west 1/4 of Section 14,    Victoria
Products Limited                    Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-866-850  The east 1/2 of the south west 1/4 of  Section       Victoria
Products Limited                    13, Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-866-957  The south west 1/4 of the south east 1/4 of section  Victoria
Products Limited                    13,Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-867-007  The south west 1/4 of the south west 1/4 of Section  Victoria
Products Limited                    13, Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-867-066  The north west 1/4 of the south west 1/4 of section  Victoria
Products Limited                    13, Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-867-228  The south west 1/4 of the north west 1/4  of         Victoria
Products Limited                    Section 13, Township 41, Rupert District except
(Inc. No. 212,953)                  parcel A (DD 300111I)  thereof

Western Forest         009-872-272  The south west 1/4 of the north west 1/4  of         Victoria
Products Limited,                   section 23, Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-872-311  The north west 1/4 of the south west 1/4 of          Victoria
Products Limited,                   section 23, Township 41, Rupert District
(Inc. No. 212,953)

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
        Owner              PID                       Legal Description                     LTO            Litigation
---------------------  -----------  ---------------------------------------------------  --------   -----------------------
Western Forest         009-872-361  The south 1/2 of the north east 1/4 of Section 22,   Victoria
Products Limited,                   Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-872-493  The north east 1/4 of the south east 1/4 of Section  Victoria
Products Limited,                   22, Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-872-604  The north 1/2 of the north east 1/4 of Section 21,   Victoria
Products Limited,                   Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-872-680  The south east 1/4 of the north east 1/4 of Section  Victoria
Products Limited,                   21, Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-872-728  The south west 1/4 of the north east 1/4 of Section  Victoria
Products Limited,                   21, Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-872-965  That part of the west 1/2 of the south east 1/4 of   Victoria
Products Limited,                   Section 21, Township 41, Rupert District, lying to
(Inc. No. 212,953)                  the north of the San Josef River

Western Forest         009-872-965  That part of the west 1/2 of the south east 1/4 of   Victoria
Products Limited,                   Section 21, Township 41, Rupert District, lying to
(Inc. No. 212,953)                  the north of the San Josef River

Western Forest         009-873-198  The west 1/2 of the south west 1/4 of Section 22,    Victoria
Products Limited,                   Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-873-481  The east 1/2 of the south east 1/4 of section 21,    Victoria
Products Limited,                   Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-877-550  The north east 1/4 of Section 7, Township 42,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-877-754  The north west 1/4  of Section 28, Township 41,      Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-877-819  The south east 1/4 of Section 28, Township 41,       Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-877-908  The east 1/2 of the west 1/2 of Section 23,          Victoria
Products Limited,                   Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-877-932  The west 1/2 of the east 1/2 of section 23,          Victoria
Products Limited,                   Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-878-076  The east 1/2 of the south west 1/4 of section 22,    Victoria
Products Limited,                   Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-878-122  The south west 1/4 of south east 1/4 of section 22,  Victoria
Products Limited,                   Township 41, Rupert District
(Inc. No. 212,953)

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
        Owner              PID                       Legal Description                     LTO            Litigation
---------------------  -----------  ---------------------------------------------------  --------   -----------------------
Western Forest         009-878-181  The south 1/2 of the north west 1/4 of section       Victoria
Products Limited,                   22,Township 41, Rupert District
(Inc. No. 212,953)

Western Forest         009-880-470  That part of Block B of section 4, Township 42,      Victoria
Products Limited,                   Rupert District, lying to the west of a straight
(Inc. No. 212,953)                  boundary bisecting the northerly and southerly
                                    boundaries of said Block B

Western Forest         009-880-542  Block B of section 4, Township 42, Rupert District,  Victoria
Products Limited,                   lying to the east of a line bisecting the northerly
(Inc. No. 212,953)                  and southerly boundaries of said Block B

Western Forest         009-895-591  The north west 1/4 of section 8, Township 37,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-895-655  The north west 1/4 of Section 9, Township 37,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-895-698  The north east 1/4 of section 4, Township 37,        Victoria
Products Limited,                   Rupert District
(Inc. No. 212,953)

Western Forest         009-895-795  The east 1/2 of the east 1/2 of Section 6, Township  Victoria
Products Limited,                   37, Rupert District
(Inc. No. 212,953)

Western Forest         009-863-761  Section 50, Rupert District                          Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         001-011-324  Lot 1, Section 16, Township 3, Rupert District,      Victoria
Products Limited,                   plan 38029
(Inc. No. 212,953)

Western Forest         004-151-003  That part of Lot 20, section 74, Otter District,     Victoria
Products Limited,                   plan 1419, lying to the east of the Canadian
(Inc. No. 212,953)                  Northern Pacific Railway right of way, through
                                    said lot, as said right of way is shown on said
                                    plan

Western Forest         007-472-668  Lot 1, Section 74, Otter District, Plan 1419         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         007-472-684  Lot 2, Section 74, Otter District, Plan 1419         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         007-472-692  Lot 3, Section 74, Otter District, Plan 1419         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         007-472-706  Lot 4, Section 74, Otter District, Plan 1419         Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         007-472-722  Lot 5, Section 74, Otter District, Plan 1419         Victoria
Products Limited,
(Inc. No. 212,953)

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
        Owner              PID                       Legal Description                     LTO            Litigation
---------------------  -----------  ---------------------------------------------------  --------   -----------------------
Western Forest         007-472-765  Lot 6, Section 74, Otter District, Plan 1419         Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-472-781  Lot 7, Section 74, Otter District, Plan 1419         Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-472-790  Lot 8, Section 74, Otter District, Plan 1419         Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-472-811  Lot 9, Section 74, Otter District, Plan 1419         Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-472-838  Lot 10, Section 74, Otter District, Plan 1419        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-473-125  Lot 11, Section 74, Otter District, Plan 1419        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-473-141  Lot 12, Section 74, Otter District, Plan 1419        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-473-150  Lot 13, Section 74, Otter District, Plan 1419        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-473-168  Lot 14, Section 74, Otter District, Plan 1419        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-473-176  Lot 15, Section 74, Otter District, Plan 1419        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-474-415  Lot 16, Section 74, Otter District, Plan 1419        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-474-440  Lot 17, Section 74, Otter District, Plan 1419        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-474-466  Lot 18, Section 74, Otter District, Plan 1419        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-474-482  Lot 19, Section 74, Otter District, Plan 1419        Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         007-474-512  Lot 21, Section 74, Otter District, Plan 1419,       Victoria
Products Limited                    except part in Plan 25239
(Inc. No. 212,953)

Western Forest         009-496-939  Parcel A (DD 34814I) of Section 3, Otter District,   Victoria
Products Limited                    except that part shown coloured red on plan
(Inc. No. 212,953)                  deposited under DD 48524I; except that part in
                                    plan 3943 and except that part shown outlined in
                                    red and marked A and B on plan 1067 RW

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
        Owner              PID                       Legal Description                      LTO           Litigation
---------------------  -----------  ---------------------------------------------------  ---------  -----------------------
Western Forest         009-503-455  Section 22, Otter District, except the right of way  Victoria
Products Limited,                   of the City of Victoria pipe line as shown on plans
(Inc. No. 212,953)                  deposited under DD 42435I, and except the right of
                                    way of the Canadian Northern Pacific Railway, as
                                    shown on plan 97 RW and 1204 OS and except that
                                    part in plan 25239

Western Forest         009-870-326  District Lot 315, Rupert District                    Victoria
Products Limited
(Inc. No. 212,953)

Western Forest         009-863-796  Section 51, Rupert District                          Victoria
Products Limited,
(Inc. No. 212,953)

Western Forest         009-863-851  The East 62.50 Chains of Section 52, Rupert          Victoria
Products Limited,                   District
(Inc. No. 212,953)

Western Forest         009-863-893  Section 52, Rupert District, except the Easterly     Victoria
Products Limited,                   62.50 Chains thereof
(Inc. No. 212,953)

Western Forest         009-867-058  District Lot 75, Rupert District including Parcel A  Victoria
Products Limited,                   (DD 58873I) thereof
(Inc. No. 212953)

Western Forest         004-333-306  Section 5B, Oyster District                          Victoria
Products Limited
(Inc. No. 212953)

Western Forest         025-088-122  District Lot 656, Nootka District                    Victoria
Products Limited
(Inc. No. 212953)

Western Forest         009-866-744  That Part of the South West 1/4 of Section 14,       Victoria
Products Limited,                   Township 41, Rupert District Lying North of San
(Inc. No. 212,953)                  Josef River

Western Forest         009-951-091  That Part of the East 1/2 of Section 13, Township    Victoria
Products Limited,                   2, Rupert District Lying to the North of a Boundary
(Inc. No. 212,953)                  Parallel to the Southerly Boundary of said
                                    East 1/2 and extending from a point on the
                                    Westerly Boundary of said East 1/2 Distant
                                    1650.75 Feet Southerly from the North West
                                    Corner of Said East 1/2, Except that part in
                                    Plans 15259, 16354, 16819, 16827, 19760, 20360,
                                    20393, 20439, 20489, 22220, 22548, 24282,
                                    29684 and 38026

Western Forest         024-463-639  Block B District Lots 842 and 926 Renfrew District   Victoria
Products Limited,
(Inc. No. 212953)

Western Forest         025-088-122  District Lot 656 Nootka District                     Victoria
Products Limited,
(Inc. No. 212953)

Western Forest         015-788-521  District Lot 6309, Group 1, New Westminster          Vancouver
Products Limited,                   District
(Inc. No. 212953)

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
        Owner              PID                       Legal Description                     LTO            Litigation
---------------------  -----------  ---------------------------------------------------  ---------  -----------------------
Western Forest         015-785-190  District Lot 6365, Group 1, New Westminster          Vancouver
Products Limited,                   District
(Inc. No. 212953)

Western Forest         015-791-670  District Lot 6168, Group 1, New Westminster          Vancouver
Products Limited,                   District, except the south 1537.8 feet
(Inc. No. 212953)

Western Forest         015-792-820  District Lot 6057, Group 1, New Westminster          Vancouver
Products Limited,                   District
(Inc. No. 212953)

Western Forest         015-792-838  District Lot 6038, Group 1, New Westminster          Vancouver
Products Limited,                   District
(Inc. No. 212953)

Western Forest         015-792-854  District Lot 5968, Group 1, New Westminster          Vancouver
Products Limited,                   District
(Inc. No. 212953)

Western Forest         013-181-131  Parcel "D" (Reference plan 6576), Section 3 Block 6  Vancouver
Products Limited                    North Range 1 East New Westminster District

Western Forest         005-029-210  Lot 118, Sections 9, 10, and 16, Block 6             Vancouver
Products Limited,                   north range east, New Westminster District, plan
                                    52386

Western Forest         004-005-147  Lot 107, Sections 14 and 23, Block 5 north range 6   Vancouver
Products Limited                    west, New Westminster District, plan 21383

Western Forest         004-007-417  Block "B" Sections 15 and 22, Block 5 north Range 6  Vancouver
Products Limited                    west New Westminster District, Plan 17399

Western Forest         004-008-065  Lot 6 except: part subdivided by plan 73490;         Vancouver
Products Limited                    Sections 15 and 22 Block 5 north range 6 west New
                                    Westminster District plan 21384

Western Forest         004-008-154  Lot 8 Sections 15 and 22, Block 5 north range 6      Vancouver
Products Limited                    west New Westminster District plan 21384

Western Forest         009-742-697  Lot A, Block 18, District Lot 313, Plan 9205         Vancouver  Claim of Builders Lien
Products Limited,                                                                                   BR164321, 2001-07-03.
(Inc. No. 212,953)                                                                                  Reg.Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

                                                                                                    Claim of Builders Lien
                                                                                                    BR164322, 2001-07-03.
                                                                                                    Reg. Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

                                                                                                    Certificate of
                                                                                                    Pending Litigation
                                                                                                    BR182674,
                                                                                                    2001-07-20. Reg.
                                                                                                    Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

                                                                                                     Registered Liens and
                                                                                                    Certificates of Pending
        Owner              PID                       Legal Description                     LTO            Litigation
---------------------  -----------  ---------------------------------------------------  ---------  -----------------------
Western Forest         015-101-436  Lot A (reference plan 3074) Block 22, District Lot   Vancouver  Claim of Builders
Products Limited,                   313, Plan 827                                                   Lien BR164321,
(Inc. No. 212953)                                                                                   2001-07-03. Reg.
                                                                                                    Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

                                                                                                    Claim of Builders
                                                                                                    Lien BR164322,
                                                                                                    2001-07-03. Reg.
                                                                                                    Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

                                                                                                    Certificate of
                                                                                                    Pending Litigation
                                                                                                    BR182674,
                                                                                                    2001-07-20. Reg.
                                                                                                    Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

Western Forest         015-120-384  Lot A (see 583098L) Block 19, District Lot 313,      Vancouver  Claim of Builders
Products Limited,                   Plan 827                                                        Lien BR164321,
(Inc. No. 212953)                                                                                   2001-07-03. Reg.
                                                                                                    Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

                                                                                                    Claim of Builders
                                                                                                    Lien BR164322,
                                                                                                    2001-07-03. Reg.
                                                                                                    Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

                                                                                                    Certificate of
                                                                                                    Pending Litigation
                                                                                                    BR182674,
                                                                                                    2001-07-20. Reg.
                                                                                                    Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

Western Forest         015-120-392  Lot A (see 583098L) Block 20, District Lot 313,      Vancouver  Claim of Builders
Products Limited,                   Plan 827                                                        Lien BR164321,
(Inc. No. 212953)                                                                                    2001-07-03. Reg.
                                                                                                    Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

                                                                                                    Claim of Builders
                                                                                                    Lien BR164322,
                                                                                                    2001-07-03. Reg.
                                                                                                    Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

                                                                                                    Certificate of
                                                                                                    Pending Litigation
                                                                                                    BR182674,
                                                                                                    2001-07-20. Reg.
                                                                                                    Owner of charge:
                                                                                                    Wells Water Works
                                                                                                    Services Ltd.

                                                                                                             Registered Liens and
                                                                                                           Certificates of Pending
          Owner                  PID                      Legal Description                      LTO              Litigation
---------------------------  -----------  ------------------------------------------------  -------------  ------------------------
Western Forest Products      015-120-406  Lot B (see 583098L), Block 21,                      Vancouver    Claim of Builders Lien
Limited, (Inc. No. 212953)                District Lot 313, Plan 827                                       BR164321, 2001-07-03.
                                                                                                           Reg. Owner of charge:
                                                                                                           Wells Water Works
                                                                                                           Services Ltd.

                                                                                                           Claim of Builders Lien
                                                                                                           BR164322, 2001-07-03.
                                                                                                           Reg. Owner of charge:
                                                                                                           Wells Water Works
                                                                                                           Services Ltd.

                                                                                                           Certificate of Pending
                                                                                                           Litigation BR182674,
                                                                                                           2001-07-20.  Reg. Owner
                                                                                                           of charge: Wells Water
                                                                                                           Works Services Ltd.

Western Forest Products      008-919-411  Lot 17 Section 19, Township 4,                      Vancouver
Limited                                   Range 27, west of the sixth meridian,
                                          New Westminster District, Plan 27967

Western Forest Products      002-618-915  Fractional Section 4 (lying south of                Vancouver
Limited                                   the Fraser River), Block 5 north range
                                          1 west except: Firstly: part on plan 3379
                                          and secondly: parcel A (reference plan 32049)
                                          and thirdly: parcel A (statutory right
                                          of way plan 47855,) New Westminster District

Western Forest Products      013-203-452  Part Section 3 Block 5 North Range 1 West lying     Vancouver
Limited                                   south of Fraser River, except part on statutory
                                          right-of-way plan 3379, New Westminster District

Western Forest Products      008-238-057  Lot B, Block 4, District Lot 311, Plan 4803         Vancouver    Claim of Builders Lien
Limited, (Inc. No. 212953)                                                                                 BR164323, 2001-07-03.
                                                                                                           Reg owner of charge:
                                                                                                           Wells Water Works
                                                                                                           Services Ltd.

                                                                                                           Certificate of Pending
                                                                                                           Litigation BR182673,
                                                                                                           2001-07-20. Reg owner of
                                                                                                           charge: Wells Water
                                                                                                           Works Services Ltd.

Western Forest Products      011-263-873  Lot A (explanatory plan 1976), except part in       Vancouver    Claim of Builders Lien
Limited, (Inc. No. 212953)                reference plan 3327, south part of Block 5,                      BR164323, 2001-07-03.
                                          District Lot 311, Plan 847                                       Reg owner of charge:
                                                                                                           Wells Water Works
                                                                                                           Services Ltd.

                                                                                                           Certificate of Pending
                                                                                                           Litigation BR182673,
                                                                                                           2001-07-20. Reg owner of
                                                                                                           charge: Wells Water
                                                                                                           Works Services Ltd.

                                                                                                             Registered Liens and
                                                                                                           Certificates of Pending
          Owner                  PID                      Legal Description                      LTO              Litigation
---------------------------  -----------  ------------------------------------------------  -------------  ------------------------
Western Forest Products      013-038-796  Lot E, Blocks 4,C,D,Y and Z, District Lots 311,   Vancouver      Claim of Builders Lien
Limited, (Inc. No. 212953)                319, 323, 324, Plan 22094                                        BR164323, 2001-07-03.
                                                                                                           Reg owner of charge:
                                                                                                           Wells Water Works
                                                                                                           Services Ltd.

                                                                                                           Certificate of Pending
                                                                                                           Litigation BR182673,
                                                                                                           2001-07-20. Reg owner of
                                                                                                           charge: Wells Water
                                                                                                           Works Services Ltd.

Western Forest Products      013-206-222  Lot B, Blocks C, D, Y and Z, District Lot 319     Vancouver      Claim of Builders Lien
Limited, (Inc. No. 212953)                plan 22095                                                       BR164323, 2001-07-03.
                                                                                                           Reg owner of charge:
                                                                                                           Wells Water Works
                                                                                                           Services Ltd.

                                                                                                           Certificate of Pending
                                                                                                           Litigation BR182673,
                                                                                                           2001-07-20. Reg owner of
                                                                                                           charge: Wells Water
                                                                                                           Works Services Ltd.

Western Forest Products      009-908-374  District Lot 347, range 1, Coast District         Prince Rupert
Limited, (Inc. No. 212,953)

Western Forest Products      015-493-083  District Lot 10 Range 4 Coast District            Prince Rupert
Limited, (Inc. No. 212953)

Western Forest Products      015-493-105  District Lot 64 Range 4 Coast District            Prince Rupert
Limited, (Inc. No. 212953)

Western Forest Products      015-493-121  District Lot 171 Range 4 Coast District           Prince Rupert
Limited, (Inc. No. 212953)

                                  SCHEDULE "C"

                              FEE SIMPLE PROPERTIES
                           TO BE TRANSFERRED TO PULPCO

                                                                                                            Registered Liens and
                                                                                                          Certificates of Pending
          Owner                  PID                    Legal Description                      LTO               Litigation
---------------------------  -----------  ------------------------------------------------  ---------  ----------------------------
Western Pulp Inc.            014-842-386  Parcel "C" (reference plan 4578), District Lot    Vancouver
(Inc. No. 261342)                         436, Group 1, except:

"In Trust"                                Firstly: Parcel "D" (reference plan 2583)
See AC153151                              Secondly: Parcel "B" (reference plan 4577)
                                          Thirdly: Parcel "H" (reference plan 5558)
                                          Fourthly: Parcel "H" (reference plan 6700)
                                          Fifthly: Part on plan 4898
                                          Sixthly: Part subdivided by plan 23384, New
                                          Westminster District

Western Pulp Inc.            001-722-549  Lot 1, District Lot 436, Group 1 New Westminster  Vancouver
(Inc. No. 261342)                         District, Plan 69567

"In Trust"
See DF Y75786

Western Pulp Inc.            015-791-459  District Lot 6232, Group 1, New Westminster       Vancouver  Claim of Builders Lien
(Inc. No. 261342)                         District                                                     BT450023, 2002-12-06. Reg
                                                                                                       owner of charge: Clark &
                                                                                                       Pattison (B.C.) Ltd.
                                                                                                       (Inc. No. 97556)
In Trust
See L118853L                                                                                           Certificate of Pending
                                                                                                       Litigation BV35909,
                                                                                                       2003-01-30. Reg owner
                                                                                                       of charge: Clark & Pattison
                                                                                                       (B.C.) Ltd. (Inc. No. 97556)

Western Pulp Inc.            015-791-611  District Lot 6237, Group 1, New Westminster       Vancouver  Claim of Builders Lien
(Inc. No. 261342)                         District                                                     BT450023, 2002-12-06. Reg
                                                                                                       owner of charge: Clark &
                                                                                                       Pattison (B.C.) Ltd. (Inc.
                                                                                                       No. 97556)
In Trust
See L118853L                                                                                           Certificate of Pending
                                                                                                       Litigation BV35909,
                                                                                                       2003-01-30.Reg owner of
                                                                                                       charge: Clark & Pattison
                                                                                                       (B.C.) Ltd. (Inc. No. 97556)

                                                                                                            Registered Liens and
                                                                                                          Certificates of Pending
          Owner                  PID                     Legal Description                     LTO               Litigation
---------------------------  -----------  ------------------------------------------------  ---------  ----------------------------
Western Pulp Inc.            015-822-061  District Lot 5899, Group 1, New Westminster       Vancouver  Claim of Builders Lien
(Inc. No. 261342)                         District, except part in reference plan 5238                 BT450023, 2002-12-06. Reg
                                                                                                       owner of charge: Clark &
In Trust                                                                                               Pattison (B.C.) Ltd. (Inc.
See L118853L                                                                                           No. 97556)

                                                                                                       Certificate of Pending
                                                                                                       Litigation BV35909,
                                                                                                       2003-01-30. Reg owner of
                                                                                                       charge: Clark & Pattison
                                                                                                       (B.C.) Ltd. (Inc. No. 97556)

Western Pulp Inc.            015-895-963  District Lot 2802, Group 1, New Westminster       Vancouver  Claim of Builders Lien
(Inc. No. 261342)                         District                                                     BT450023, 2002-12-06. Reg
                                                                                                       owner of charge: Clark &
In Trust                                                                                               Pattison (B.C.) Ltd. (Inc.
See L118853L                                                                                           No. 97556)

                                                                                                       Certificate of Pending
                                                                                                       Litigation BV35909,
                                                                                                       2003-01-30. Reg owner of
                                                                                                       charge: Clark & Pattison
                                                                                                       (B.C.) Ltd. (Inc. No. 97556)

Western Pulp Inc.            015-910-717  District Lot 2351 Group 1 New Westminster         Vancouver  Builders' Lien (BT450023)
(Inc. No. 261342)                         District                                                     2002-12-06: Reg. Owner
                                                                                                       Clark & Pattison (B.C.) Ltd.
In Trust                                                                                               (Inc. No. 97556)
See L118853L

                                                                                                       Certificate of Pending
                                                                                                       Litigation (BV35909)
                                                                                                       2003-01-30: Reg. Owner Clark
                                                                                                       & Pattison (B.C.) Ltd.

                                  SCHEDULE "D"
                REGISTERED CHARGES TO BE TRANSFERRED TO LUMBERCO

      REGISTERED
        OWNER                      CHARGE DESCRIPTION                   PID                      LEGAL DESCRIPTION
-------------------------  ---------------------------------------  ------------  --------------------------------------------------
Doman Forest Products      Mortgage BT227586                        012-237-281   Lot 2 Suburban Block 9, Dock Square and Bed of the
Limited (Inc. No. A56403)                                                         Fraser River District Lot 2239 Group 1 Plan 79290

Western Pulp Inc., In      Option to Purchase EB29321 and Right of  000-174-769   Lot 2, District Lot 2137, Rupert District, Plan
Trust DD M120024            First Refusal EB29322                                 33045

                           Option to Purchase EH154398 and Right of 000-174-823   Lot 2, District Lot 2137, Rupert District, Plan
                            First Refusal EH154399                                39723

Western Pulp Inc. (Inc.    Mortgage M120035                         000-073-202   Strata Lot 18, District Lot 2137, Rupert District,
No. 261342), In Trust DD                                                          Strata Plan 2
M120024

Western Forest Products    Statutory Right of Way BV298306          015-485-111   Parcel "A" (Reference Plan 7084) Section 6 Block 5
Limited (Inc. No. A56399)                                                         North Range 1 East New Westminster District

Western Forest Products    Undersurface Rights 360193G, assigned    003-521-222   Lot 1, Block 1236, and of District Lot 124,
Limited (Inc. No. 212953)   to R16181                                             Malahat District, Plan 21160

                                                                    003-0340-372  Lot 1, Block 1263 and of District Lot 124, Malahat
                                                                                  District, Plan 24436

                                                                    003-418-685   Lot A, Block 1264, and of District Lot 124,
                                                                                  Malahat District, Plan 21358

                                                                    003-521-281   Lot 1, Block 1268, District Lot 124, Malahat
                                                                                  District, Plan 21161

                                                                    003-383-202   Lot 1, Block 1270 and District Lot 124, Malahat
                                                                                  District, Plan 21327

                                                                    003-034-429   Lot A, District Lot 124, and of Block 1271,
                                                                                  Malahat District, Plan 24437

                           Undersurface Rights 133952G, assigned    009-870-377   District Lot 320, Rupert District
                            R16187

                                                                    009-870-105   District Lot 180, Rupert District

                                                                    009-870-130   District Lot 181, Rupert District

                                                                    009-870-148   District Lot 182, Rupert District

                                                                    009-870-156   District Lot 183, Rupert District

                           Timber 134587G, assigned to R16188 (See  009-878-076   The East 1/2 of the South West 1/4 of
                            352000G) (See DD3601W)                                Section 22, Township 41, Rupert District

                                                                    009-864-482   The East 1/2 of the North West 1/4 of
                                                                                  Section 13, Township 41, Rupert District Except
                                                                                  Parcel B (DD 134154I) and Except the West 5 Chains
                                                                                  of Said East 1/2

                                                                    009-873-198   The East 1/2 of the South East 1/4 of
                                                                                  Section 22, Township 41, Rupert District

                                                                    009-873-481   The East 1/2 of the South East 1/4 of
                                                                                  Section 21, Township 41, Rupert District

                                                                    009-862-111   The South East 1/4 of the North West 1/4 of
                                                                                  Section 14, Township 37, Rupert District

                                                                    009-862-137   The North East 1/4 of the South West 1/4 of
                                                                                  Section 14, Township  37, Rupert District

                           Timber 186335G, assigned to R16194 (see  009-346-341   District Lot 125, Malahat District, Except Parts
                            DDJ13477)                                             Shown Outlined in Red on Plan 1555R

      REGISTERED
        OWNER                      CHARGE DESCRIPTION                  PID                      LEGAL DESCRIPTION
-------------------------  ---------------------------------------  ------------  --------------------------------------------------
                                                                    009-346-325   That Part of District Lot 122, Malahat District,
                                                                                  Lying to the West of a Straight boundary Joining
                                                                                  Points on the Northerly and Southerly Boundaries
                                                                                  of Said Lot Distant Easterly 1500 Feet and
                                                                                  1500 Feet Respectively from the corners of Said
                                                                                  Lot Marked by Posts Numbered 10 and 1 Respectively

                           Undersurface Rights 209440G              009-409-378   Lot 703, Clayoquot District

                                                                    009-409-386   Lot 704, Clayoquot District

                                                                    009-409-394   Lot 705, Clayoquot District
                           Right of First Refusal EP79043,

                           transferred to EP79044 (See EP87237)     009-803-173   District Lot 32, Nootka District

                           Undersurface Rights R16193               003-521-958   Lot 1 of Lot 123, Block 1299, Malahat District,
                                                                                  Plan 20837

                                                                    003-522-008   Lot 4 of Lot 122, Malahat District, Plan 20837

                                                                    003-522-041   Lot 1 of Lot 123, and of Block 1298 Malahat
                                                                                  District, Plan 20838

                           Statutory Right of Way BJ137594          012-845-108   Parcel "E" (Reference Plan 10102) of District Lot
                                                                                  259 Group 1 except:

                                                                                  Firstly: part on plan 27603
                                                                                  Secondly: part subdivided by plan 54761
                                                                                  New Westminster District

                           Statutory Right of Way BK132304          013-066-480   Poplar Island shown red on Plan 6167

                           Mortgage 343599G, assigned to J122526    003-724-921   Lot 9, Block C, District Lot 2137, Rupert
                                                                                  District, Plan 19096

                                                                    003-695-875   Lot 12, Block C, District Lot 2137, Rupert
                                                                                  District, Plan 19096

                                                                    003-699-692   Lot 13, Block C, District Lot 2137, Rupert
                                                                                  District, Plan 19096

                                                                    000-069-124   Strata Lot 27, District Lot 2137, Rupert District,
                                                                                  Strata Plan 1

                           Option to Purchase M94647 and Right of   000-075-591   Lot B, District Lot 2137, Rupert District,
                           First Refusal M94648                                   Plan 31942

                           Statutory Right of Way EM84010,          004-333-306   Section 5B, Oyster District
                           transferred to EN115761

                           Right of Way D5892, assigned to K6013,   001-604-589   Lot 1, Sections 2, 3 & 4, and District Lot 105,
                           assigned to K6034                                      Renfrew District, Plan 41893

                                  SCHEDULE "E"
                 REGISTERED CHARGES TO BE TRANSFERRED TO PULPCO

       REGISTERED
          OWNER                CHARGE DESCRIPTION         PID                           LEGAL DESCRIPTION
-------------------------  --------------------------  -----------  ---------------------------------------------------------------
Western Pulp Inc. (Inc.    Undersurface Rights M48548  004-184-653  District Lot 3357 Group 1 New Westminster District
No. 261342), In Trust see
M48548

                                                       004-206-550  That Part of Lot 5681 Adjoining Lot 3357 and Shown Coloured Red
                                                                    on Sketch Annexed to Crown Grant Registered under No. 84274H
                                                                    Group 1 New Westminster District